UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

POW! ENTERTAINMENT, INC.
(Exact name of registrant as specified in its charter)

Delaware	90-0139831
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

9440 Santa Monica Boulevard
 #620
Beverly Hills, CA 90210
(Address of principal executive offices)

310-275-9933
(Registrant’s telephone number,
 including area code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to	Name of each exchange on which
Be so registered	Each class is to be registered

NONE

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock
(title of class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-Accelerated filer ☐	Smaller reporting company ☒
(Do not check if a smaller reporting company)

Item 1 Business

Our Corporate History

POW! Entertainment, Inc. (the “Company”) was formed as a Delaware corporation on August 17, 1998, under the name Megatek Legacy Systems, Inc., renamed Alta Pacific Minerals, Inc., in 1999, then Arturion Entertainment, Inc., in 2002, and finally POW! Entertainment, Inc. in 2004 in connection with the reorganization referred to below.  The Company’s wholly-owned subsidiary, POW! Entertainment, LLC (“POW LLC”), was formed in November 2001 as a limited liability company under the laws of the State of Delaware.  On May 5, 2004, POW LLC became a wholly owned subsidiary of Arturion Entertainment, Inc. and the former members of POW LLC received shares of Arturion Common Stock representing approximately 92% of the Common Stock outstanding and the Company’s name was changed to POW! Entertainment, Inc. The Company’s Common Stock is quoted on the OTC Market Pink Sheets with the ticker symbol POWN.

The Company’s executive offices are at 9440 Santa Monica Boulevard, #620, Beverly Hills, California 90210.

General

Overview

The Company is a multimedia production and licensing company that creates and licenses animated and live-action fantasy and superhero entertainment content and merchandise, leveraging the creative output and branded image of Stan Lee.  Prior to his association with the Company, Mr. Lee’s co-creations include Spider-Man®1, The Incredible Hulk®1, X-Men®1, The Fantastic Four®1, Iron Man®1, Daredevil®1, Silver Surfer®1 and Dr. Strange®1 as well as hundreds of others.  The Company develops originally created franchises for new media such as mobile, on-line, and videogames, where content is currently in high demand, and for traditional entertainment media such as feature length films in both live action and animation, DVD, television programming, merchandising and related ancillary markets. All of the Company’s intellectual property, which may include characters and stories, are vertically integrated in that each property is developed into as many products as possible, to create a branded franchise to accelerate global identity from the synergy created across various media.  Currently, the Company is engaged in:

•	creating project concepts, primarily in the form of story treatments,

•	identifying select partners willing to participate in, and/or finance, the development of the Company’s projects,

1 These are the registered trademarks and characters of Marvel Characters, Inc.

•	identifying talented and suitable writers to write scripts for the Company’s projects, and,

•	negotiating agreements for the production of the projects (i.e., the filming of a movie or television series, the creation of the video game, etc.).

The Company’s Strategy

Leveraging Creative Output of Stan Lee and Outsourcing

The Company’s strategy is to leverage the creative output and branded image of Stan Lee and to outsource to, and work with, established production companies willing to finance and undertake the resource and labor intensive aspects of producing entertainment projects.

The Company plans to achieve its goals by licensing its creations to third party producers, or partnering with third parties, to produce the Company’s products (movies, television shows, video games, comic books, merchandising and other ancillary opportunities) or to finance such productions.  Due to the Company’s limited responsibility for any given project in this business model, the Company is able to create and manage a very large number of projects with a small staff and relatively low overhead costs and project expenses.  As a result, the Company expects that it will profit from up-front Executive Producer fees and some back-end participation from projects that are ultimately produced, even if they are not highly successful.  The Company’s goal is to have a large number of projects produced, increasing the probability that a number of these projects will be highly successful, resulting in on-going revenues from licensing, back-end participation, merchandising and other ancillary opportunities.

Working with Established Partners

There are many people who create ideas for a large number of entertainment projects.  At any time, there are many of these projects which can be said to be “in development”.  The vast majority of these are never produced.  We believe that, with Stan Lee’s history of creating or co-creating successful entertainment “franchises” and his branded image, the Company will be able to partner with studios or production houses willing to finance and produce its projects.  To further enhance its business prospects, the Company on occasion teams up with well-known directors and writers who are interested in being involved in a particular project.

Several of our projects are in development with varying levels of participation by established writers, directors, producers or studios.  As part of this strategy, we offer key participants an equity interest in the project.  The Company believes that Stan Lee’s reputation is such that many successful actors, directors and producers will wish to work with the Company on its projects.

Projects in Development and Inventory

We currently have over 20 projects “in development”.  The term “in development” includes all the activities required between the inception of the idea for a project through its ultimate production, if it is produced.  A majority of projects in development are never produced, or are produced only after lengthy delays.

We believe that, despite the generally long odds against the typical project “in development” being produced, several factors improve the odds of the Company’s projects being produced and, if produced being successful.

•	First, Stan Lee’s track record of having co-created a large number of very successful characters and projects.

•
Second, our strategy includes affiliating with a variety of established writers, directors and producers where possible for its projects.  In most of these cases, these affiliates are writers not contractually bound in the early stages and have the right to back out of a project as it proceeds.  However, even where this happens, the initial involvement of an established affiliate may benefit the project by attracting studio interest and attracting other talent to the project.  Stan Lee’s reputation and track record have resulted in our having a great deal of success, to date, in attracting a number of well-known writers, directors and studios to participate in the Company’s various projects.

•
Third, Stan Lee’s natural inclination and focus are on superheroes, action characters and other characters that have potential to become “franchises” (i.e. that lend themselves to sequels, to licensing to other media, to merchandising and to other ancillary opportunities).  This may increase the interest of studios and the potential upside of any of our projects that are produced and that are successful.

In addition to the projects “in development”,  we have dozens of other concepts, in inventory, based on story ideas that Stan Lee has conceived and written, that are either ready for active promotion and development, or that will be ready with limited additional work.  Although the Company has not yet promoted these projects, we intend to promote and develop many of these projects in the future.

(See “Risk Factors- Developing projects into commercially successful programs may be difficult.”)

Transactions with Affiliates of The Walt Disney Company

Silver Creek Pictures, Inc. (“Silver Creek”), an affiliate of The Walt Disney Company (“Disney”), entered into an agreement with the Company in 2006 and subsequently amended (the “Silver Creek Agreement”) pursuant to which, among other things, the Company provides Silver Creek with a “first look” at all of the Company’s creative intellectual property and the right to acquire any such properties, in Silver Creek’s discretion under prescribed terms, and Silver Creek compensates the Company for all properties that are developed by Silver Creek into revenue producing works pursuant to complex terms, typical in the film and media industry.

The Silver Creek Agreement provides for Silver Creek to pay the Company overhead allowance amounts equal to $550,000 in 2009 and $700,000 in 2010 through 2014, and beginning in 2010, an additional $550,000 advance against certain future payments due from Silver Creek.  Silver Creek is entitled to recoup the $550,000 annual payments from proceeds of Company projects that Silver Creek produces.

In addition to the foregoing $1,250,000 in annual payments, Silver Creek has agreed to pay us $1,250,000 in annual consideration for our lending Stan Lee’s services to consult on the exploitation of the assets of Marvel Entertainment acquired by Disney in late 2009.  The monthly installments of the $1.25 million per year payments relating to Stan Lee’s consulting services cease in the event of, and from the time of, Stan Lee's inability to perform such services due to disability or other incapacitation.

In addition, any properties that Silver Creek rejects or accepts and subsequently abandons may be offered by the Company elsewhere subject to participation by Silver Creek.  Depending on the nature of the project so offered to a third party and the time when such project was originally offered to Silver Creek, Silver Creek is entitled to either up to $100,000 per project, or the assignment of 50% or 25% of the Company’s compensation from the third-party producer.

The Silver Creek Agreement, including all amendments, are exhibits to this Registration Statement and the foregoing summary is subject to the actual terms provided therein.

The Company is currently developing two screenplays under the Silver Creek Agreement.  We also currently have an animated comic series developed with Silver Creek which has a mobile application and is distributed by iTunes.

At present, we believe that, in a typical deal for feature films, we would receive an executive producer fee ranging between $450,000 and $850,000 per feature film project produced, plus a share of potential “back-end” revenues or profits, as well as a share of licensing and merchandising revenues.   Although an amount in this range is payable to the Company by Silver Creek for any feature films produced, such amount would be subject to offsets to permit Silver Creek to recoup a portion of the advances and guaranteed payments that it is and has been paying the Company on a monthly basis.

Additionally, Catalyst Investments, LLC, another Disney affiliate, purchased on December 31, 2009 ten percent of the then-outstanding shares of common stock of the Company for $2,500,000 (the “Catalyst Investment”).

Planned Brand Creation and Anticipated Revenue Sources

The Company’s revenue model revolves around brand creation and management, and partnering with major live action and animation studios, distributors, and licensees to achieve effective development and distribution of branded properties at a relatively low cost to the Company. The model contemplates revenue and profit sharing arrangements with strategic partners who will fund all preliminary development and distribution for varying degrees of continued interests in the properties after recouping their original investments.

The main sources of revenues are expected to be:

•	theatrical and television distribution;

•	DVD and video distribution;

•	interactive games;

•	merchandising and licensing;

•	location based entertainment;

•	comic and graphic novel publishing; and

•	advertising and sponsorship.

Theatrical and Television Distribution

The development of traditional media franchises such as feature film, basic television and cable television, is a lucrative market for the exploitation of the Company’s properties.  The Company intends to develop properties into television and cable shows and feature films with the goal of creating “franchises” that will enable it to maximize merchandising and licensing opportunities.  All of the projects will have fees payable to the Company for both Stan Lee and Gill Champion acting as a producer or executive producer, as well as a participation fee.  We expect that, in the future, the amount of fees payable to the Company for projects that  are produced will vary based on the circumstances of each project, market conditions, and the Company’s and Stan Lee’s reputation based on successes or failures of our projects.   At present, we believe that, in a typical deal for feature films, it would receive an executive producer fee ranging between $450,000 and $850,000 per feature film project produced, plus a share of potential “back-end” revenues or profits, as well as a share of licensing and merchandising revenues.   Although, under the Silver Creek Agreement an amount in this range is payable to the Company by Silver Creek for any feature films produced, the amount is subject to offsets to permit Silver Creek to recoup a portion of the advances and guaranteed payments this it is and has been paying the Company on a monthly basis.

DVD and Video Distribution

The Company is in discussions and exploring opportunities with other major branded properties for the creation and development of animated personifications.  No funding is required from the Company for these projects. The Company will retain significant back-end participation once the studio has recouped its costs.

Interactive and Video Games

Along with the vertical integration of traditional media franchises, significant revenue can be generated from the video game markets.  We believe that consumer demand for new and original properties will fuel the market for distribution of both stand-alone retail and multi-player on-line interactive games and will provide a viable platform for the Company’s created characters.

Merchandising and Licensing

The Company plans to engage in the worldwide exploitation of its brands by pursuing advances and ongoing royalties from licensing Stan Lee brands. The Company intends to license its brands to apparel manufacturers, toy manufacturers, video game creators and third party publishers, among others.

Location Based Entertainment

The Company plans to further exploit its brands by licensing them to theme park operators around the world for the development of concept rides and simulation attractions. These licensing arrangements provide royalty and merchandising revenues as well as a high profile exploitation opportunity.

Comic and Graphic Novel Publishing

Stan Lee is an icon in the comic-book publishing industry, and print publication of his creations is a natural extension of these media brands. The Company plans to leverage off Stan Lee’s structure and license character creations to third parties engaged in the publishing of both comic books and graphic novels.

Advertising and Sponsorship

The Company plans to establish co-branding ventures in order to add entertainment value to already strong trademarks.

Agency Agreement

The Company has an oral understanding with the CAA theatrical agency for it to represent the Company on a non-exclusive basis to identify and pursue projects and revenue opportunities in all areas of movies, television, video games, licensing, merchandising, brand and trademark- endorsements, as well as to pursue writer and talent relationships.

Intellectual Property

The Company’s primary assets are the intellectual property created by Stan Lee, including our ownership of Stan Lee’s name, likeness, brand and signature slogans, “Stan Lee Presents”, “Excelsior”, and “Stan’s Soap Box” by assignment from Stan Lee, as well as all new properties being developed by the Company.  The Company holds the registered trademarks “Stan Lee Presents” and “Excelsior” in the United States, and it believes it holds common law trademarks in the United States to “Stan Lee” and “Stan’s Soapbox”, among others.  (See “Revenue Producing Agreements” and “Projects in Development” above).

The Animated and Live-Action Fantasy Entertainment Industry

The animated and live-action fantasy entertainment industry continues to enjoy high growth, with animated and live-action fantasy and superhero characters being exploited through network and cable television and movies to greater extents than ever before.  Stan Lee has always excelled at, and is famous for, this genre of entertainment.  The lucrative potential of entertainment media in this genre is now more apparent than ever after the smash hit full-length, motion pictures, featuring Spider-Man, X-Men and Iron Man and their sequels.

Employees

At the end of 2009 the Company had 8 employees.  The Company increased the number of employees from 8 to 11 during 2010.  We may engage independent consultants in the future as needed to assist in the execution of our strategy.

Competition

The entertainment industry is highly competitive, with many companies vying for market share in specific industry segments.  The Company has a broad array of competitors in creating and exploiting entertainment properties.  Many of our competitors are very large companies such as Disney, and Time Warner, Inc., with vastly greater resources than the Company.   On the other end of the spectrum, we also compete with individuals or small companies with ideas for entertainment projects.  On the other hand, many of the large entertainment companies that have financing and distribution capabilities and production facilities constantly seek creative content to license and exploit.  These entities may also be the Company’s “customers” for, and collaborators on, various projects.   While this approach allows us to utilize the resources of these large companies, it makes us vulnerable to problems or business decisions at these companies that may cause them to delay or terminate production of various Company projects without our consent or control.

Competitors of ours that are or may be our customers or partners on various projects include:

•
Disney, which is a major force in the creation and exploitation of properties and has exceptional distribution capabilities in traditional media and licensing.  Disney also owns Marvel, which is one of the major comic book publishers in the world. Marvel has a library of superhero characters, the most famous of which were created or co-created by Stan Lee, that have formed the basis of many traditional media properties. Among these are Spider-Man, the X-Men, Iron-Man, the Incredible Hulk, and Daredevil.

•	Time Warner, Inc, which is not only a leading authority in film and television, but also owns DC Comics, a major competitor of Marvel.

Competitive Challenges and Advantages

The key to our ability to compete in the entertainment industry is our ability to create and leverage brands with global appeal both to the companies that decide to produce our projects and to the ultimate consumer.  Also important is our ability to maintain and enhance the industry perception that Stan Lee continues to create commercially successful projects. As the best-known figure in the comic book industry, Stan Lee created or co-created franchises for Marvel Comics that has sold millions of comic books.  In addition, these franchises have enjoyed decades of derivative exposure in the form of merchandising, licensing, animated and live action television, and motion pictures.  The Company now owns the Stan Lee name and brand, signature slogans, and the new properties developed and being developed by Stan Lee for the Company.

Additional advantages lie in the production, distribution, and licensing partners that the Company has and continues to engage, the Hollywood talent that wants to collaborate with Stan Lee in creating animated and live action properties, and Stan Lee’s ability to attract the best writers and artists to assist in the development of his original creations.

As noted above, the Company believes that its ability to operate very cost efficiently by partnering with major production, distribution, development and licensing companies for revenue participation is also a major advantage.

See “Risk Factors – Stan Lee’s creative output is important to our business plan”

Item 1A. Risk Factors

Risks relating to Our Business

We rely on one major partner and will need additional financing to implement our business plan.We are reliant on the Silver Creek Agreement for the majority of our working capital. (See Transactions with Affiliates of the Walt Disney Company above.)  Relying on the extended term and the increased payments to be made by Silver Creek on a monthly basis, the Company eliminated the requirement that its key employees defer substantial portions of their salaries.  Prior to the end of 2009, the Company had for some years financed its operations through carefully managing its expenses, obtaining loans from its principals and reaching agreements with its employees to work for reduced salaries, or to defer substantial portions of their salaries.  By the end of 2009, such loans from key employees totaled $818,430 and deferred salaries had totaled $3,047,217.  At the end of 2009 as a result of the Catalyst Investment, we were able to repay the loans from our principals dating back to 2003 and $719,300 of the accrued deferred compensation to key employees for their past service (leaving deferred salary payables of approximately $2,290,417).  If the amount of payments under the Silver Creek Agreement is scaled back due to our loss of Stan Lee’s services or Silver Creek fails to pay us pursuant to the terms of the Silver Creek Agreement, we may not generate sufficient revenues in the future, we may not be able to implement our business plan and may need to scale back operations.

Our future revenues are unpredictable.  As a result of the competitive nature of the markets in which the Company competes, the unpredictability of revenue flow in the entertainment industry in general, and in the particular sector of the entertainment business that the Company intends to pursue, the Company is unable to accurately forecast its revenues.  The Company’s strategy, to engage, or partner with, third parties to implement the line production and provide the production costs of products based on the Company’s concepts, means that the timing, and quality of the productions, and our resulting revenue have been and will continue to be affected by decisions and actions of third parties and therefore, to some extent, will be out of the Company’s control.

Fluctuations in operating results. The Company is likely to experience significant fluctuations in its future quarterly and annual operating results due to a variety of factors, many of which are outside the Company's control. Factors that may adversely affect the Company's operating results include:

•	the Company's ability to accurately predict consumer demands and to maintain consumer satisfaction with the Company's productions;

•	the ability of entities that produce the Company’s projects to complete productions on time and on budget;

•	delays in revenue recognition at the end of a fiscal period as a result of logistical problems;

•	the impact of governmental regulations; and

•	general economic conditions.

Developing projects into commercially successful programs may be difficult.  Although the Company has a number of projects in development, the term “in development” in the entertainment industry embraces a wide variety of activities, including writing a script and identifying and negotiating with potential actors, directors and/or producers willing to participate in the project. At any given time, there are hundreds of projects in development by various parties, the majority of which may never be produced or may be produced only after lengthy delays.  Although a project in development may not be produced at the time that it is originally proposed, it may succeed in attracting sufficient interest in subsequent years when conditions change.  Failure to produce successful projects will have a material adverse effect on our reputation and business prospects and condition.

Stan Lee’s creative output is important to our business plan.  Although the Company has an inventory of Stan Lee’s treatments and holds the right and title to the Stan Lee brand by assignment from Stan Lee, the Company’s success is still based on the future creative output and marketing presence of Stan Lee, who is 87 years old.  The Company has a number of projects based on Stan Lee’s creations in development at present and its goal is to develop a sufficient number of these projects in order to produce an ongoing revenue stream well after the time that Stan Lee remains active to alleviate this risk.  The Company also intends to hire a number of writers to supplement and complement Stan Lee’s output.  However, no assurances can be given that these plans will be successful.  Additionally, the Silver Creek Agreement (see “Transactions with Affiliates of The Walt Disney Company” above), provides that the Company’s annual payment from Silver Creek will be reduced from $2.5 million to $1.25 million per year upon Stan Lee‘s disability.

We depend on our management; loss of key management may be detrimental to the Company. The Company's success is dependent to a large degree on the services and presence of Stan Lee, its Chairman, Chief Creative Officer and founder, and Gill Champion, its Chief Operating Officer. The loss of either officer could have a material adverse effect on the Company's business or results of operations.  The Company has an employment agreement with each of them that limits their right to compete with the Company.  Stan Lee has a lifetime employment agreement with Marvel Comics, which currently requires Stan Lee to devote 10-15 hours per week to Marvel matters, and in return for which Stan Lee currently receives an annual salary of $1,000,000.  As a result, Stan Lee is unable to devote his full time and attention to the Company’s business.

Our success also depends in large part on our ability to attract and retain highly skilled executive, technical, managerial, sales and marketing personnel and writing talent.  If we lose the services of Stan Lee, Gill Champion or other personnel, we may not have the resources to implement our business plan, and may not be able to replace any of these personnel with similarly experienced individuals.  Competition is intense for skilled and talented personnel in the entertainment industry, and it may be difficult to attract or retain qualified key employees. Without strong management and talented employees, business growth will be hindered and we are likely to experience a material adverse effect on our business results and future prospects.

Our intellectual property rights may be violated or subject to litigation.  We believe that the creative output of Stan Lee on which our content and products are based is proprietary and is our intellectual property.  We believe we have ownership rights to Stan Lee’s name and likeness by assignment from Stan Lee and have a common law trademark in the “Stan Lee” name.  We have not, however, registered the name “Stan Lee” as a trademark in any jurisdiction.  Our ability to develop our business and compete effectively depends to a significant extent on our ability to protect our intellectual property. We will rely primarily upon confidentiality procedures, trade secrets, and copyright, trademark and trade name laws to protect our intellectual property rights. We will generally control access to our content, technology and other proprietary information.  Despite these precautions, however, it may be possible for competitors to copy all or part of our ideas or to obtain information that we regard as proprietary.  Misappropriation of our content or development by our competitors of content that are substantially equivalent or superior to our ideas would have a material adverse effect on our operations and financial condition.  In addition, litigation may be necessary in the future to enforce our intellectual property rights, to protect trade secrets, or to determine the validity and scope of the proprietary rights of others.  Such litigation could result in substantial costs and diversion of our financial and personnel resources.  Additionally, we may not have adequate financial resources to effectively police our intellectual property or to institute and sustain legal action against infringers.  As a result, the integrity and value of our intellectual property could erode having a material adverse effect on our business, financial condition and results of operations.

We may become subject to infringement claims.  One of the risks of the entertainment business is the possibility of claims that the Company’s ideas infringe the intellectual property rights of third parties with respect to previously developed films, stories, characters or other creative content.  The Company has in the past and may in the future receive notice of claims of infringement of other parties' proprietary rights.  Irrespective of the merits of such claims, the Company would be forced to incur significant costs and diversion of resources to defend those claims which could have a material adverse effect on our business, financial condition or results of operations. If any claims or actions are asserted against us, we may seek to obtain a license under a third party's intellectual property rights to settle the matter.  The Company cannot provide any assurances, however, that under such circumstances a license would be available on reasonable terms if at all.  If a license is not available to us in these circumstances, we may be precluded from exploiting the intellectual property forcing us to cancel projects at a substantial expense and causing us to incur significant monetary damages.

The Company not being listed on a Securities Exchange may make it difficult for the Company to Obtain Future Financing.  The absence of the Company’s listing on a Securities Exchange may make it more difficult to obtain future equity financing because many investors are unwilling or unable to invest in companies not so listed.

Risks Relating to Our Securities.

The Company’s Securities are quoted on the Pink Sheets which leads to lack of liquidity, volatility and other problems.  The Company's Common Stock is quoted on the Pink Sheets under the symbol POWN.  The quoted price of the Company’s Common Stock has ranged from approximately $0.87 to $0.10 during the last six months and during this period, daily volume has ranged from 100 shares to approximately 700,000 shares.  No assurance can be given that an active trading market in the Company's securities will be sustained. Various factors, such as the Company's operating results, changes in laws, rules or regulations, general market fluctuations, changes in financial estimates and other factors may have a significant impact on the market price of the Company's securities. The market price for the securities of public companies often experience wide fluctuations, which are not necessarily related to the operating performance of such public companies.  For companies traded in the Pink Sheets, it is more difficult:

•	to obtain accurate quotations; and

•	to obtain coverage for significant news events because major news services, such as Dow Jones News Service, generally do not publish press releases about such companies.

This may cause difficulty in conducting trades.

Penny stock regulations may impose certain restrictions and limitations on the marketability of our securities. The Securities and Exchange Commission has adopted regulations which generally define a “penny stock” to be any equity security that has a market price (as defined) of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. As a result, our Common Stock is subject to rules that impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse). For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of such securities and have received the purchaser’s written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a risk disclosure document mandated by the Commission relating to the penny stock market. The broker-dealer must also disclose the commission payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market maker, the broker-dealer must disclose this fact and the broker-dealer’s presumed control over the market. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Consequently, the “penny stock” rules may restrict the ability of broker-dealers to sell our securities, may limit the number of broker-dealers willing to sell our securities, and may affect the ability of investors to sell our securities in the secondary market and the price at which such purchasers can sell any such securities.

We have no history of paying dividends. We have never paid cash dividends on our Common Stock and do not anticipate paying any cash dividends on our Common Stock in the foreseeable future. We plan to retain any future earnings to finance growth.

Shares eligible for future sale may adversely affect the market.

From time to time, certain of the Company’s stockholders may be eligible to sell all or some of their shares of Common Stock by means of ordinary brokerage transactions in the open market pursuant to Rule 144, promulgated under the Securities Act, subject to certain limitations. In general, pursuant to Rule 144, a non-affiliate stockholder who has satisfied a six-month holding period may, under certain circumstances, sell its shares, without limitation. Any substantial sale of the Company’s Common Stock pursuant to Rule 144 or pursuant to any resale prospectus may have a material adverse effect on the market price of the Common Stock.

The Company may be unable to remain in compliance with the reporting requirements of the Exchange Act.

There can be no assurance that the Company will have the funding and personnel resources to comply with the Exchange Act periodic reporting requirements to prepare and file current, quarterly and annual reports on a timely basis or at all. Failure of the Company to maintain its reporting requirements once it has become a reporting company could have a materially adverse effect on the liquidity of the market for the Company’s Common Stock and the ability for an investor to sell the Common Stock.

The Company’s stock price may be volatile.

We expect that the market price of the Company’s Common Stock is likely to be highly volatile and could fluctuate widely in price in response to various factors, many of which are beyond its control, including:

•           the loss of Stan Lee’s services;

•           additions or departures of other key personnel;

•           sales of the Company’s Common Stock and securities exercisable or convertible into Common Stock;

•           the Company’s ability to implement its business plan;

•           operating results below expectations;

•           loss of any strategic relationship;

•           industry developments;

•           economic and other external factors; and

•           period-to-period fluctuations in the Company’s financial results.

Because the Company has a limited operating history, you may consider any one of these factors to be material.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies.  These market fluctuations may also materially and adversely affect the market price of the Company’s Common Stock.

The Company has a concentration of stock ownership and control, which may have the effect of delaying, preventing, or deterring a change of control.

The Company’s Common Stock ownership is highly concentrated.  The current officers and directors of the Company, including Stan Lee, Gill Champion, and Arthur Lieberman, and their respective affiliates, beneficially own an aggregate of 65.48%, of the Company’s total outstanding common stock.  (See Item 4. Security Ownership of Certain Beneficial Owners and Management)  As a result of the concentrated ownership of the Company’s stock, a relatively small number of shareholders, acting together, will be able to control all matters requiring shareholder approval, including the election of directors and approval of mergers and other significant corporate transactions.  This concentration of ownership may have the effect of delaying, preventing or deterring a change in control of the Company.  It may affect the market price of the Company’s Common Stock.

Our corporate charter eliminates personal liability of our directors, officers, employees and agents.

As permitted by the Delaware General Corporation Law, our Certificate of Incorporation eliminates the personal liability of the directors, officers, employees and agents to the Company and its stockholders for monetary damages for breach of fiduciary duty except in certain circumstances.  Accordingly, except in such circumstances, stockholders will have limited rights to recover money damages from our directors, officers, employees and agents for breach of such duty.

Item 2. Financial Information.

Management’s Discussion and Analysis of financial condition and results of Operations

The matters discussed in this report contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, which are subject to the "safe harbor" created by those sections. These forward-looking statements include but are not limited to statements concerning our business outlook or future economic performance; anticipated profitability, revenues, expenses or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters which are "forward-looking statements" as that term is defined under the Federal Securities Laws. All statements, other than historical financial information, may be deemed to be forward-looking statements. The words "believes", "plans", "anticipates", "expects", and similar expressions herein are intended to identify forward-looking statements. Forward-looking statements are subject to risks, uncertainties, and other factors, which would cause actual results to differ materially from those stated in such statements. Forward-looking statements include, but are not limited to, those discussed herein, in "Risk Factors" and elsewhere in this report.

Introduction

Management’s discussion and analysis of results of operations and financial condition (“MD&A”) is provided as a supplement to the accompanying financial statements and notes to help provide an understanding of the Company’s financial condition, cash flows and results of operations. MD&A is organized as follows:

Plan of Operation.  This section provides a brief description of the Company’s plan of operation for fiscal year 2010 and 2011.

o	Overview. This section provides a general description of our corporate structure and what the management will focus on in 2010 and 2011.

o	Cash requirements. This section provides a discussion of how long the Company can satisfy its cash requirements and the need, if any, to raise additional funds in 2010 and 2011.

o	Research and Development. This section discusses the research and development activities of the Company.

o	Equipment. This section looks at whether there will be any major equipment purchases in 2010 and 2011.

o	Change in Employees. This section discusses whether there will be any significant change in the number of employees.

Results of Operations. This section provides an analysis of Company’s results of operations for the two years ending December 31, 2009 as well as results of operations for the nine months ending September 30, 2009 and 2010.

o
Liquidity and Capital Resources. This section provides an analysis of the Company’s cash flows for the two years ended December 31, 2009, and nine months ending September 30, 2010, as well as a discussion of the Company’s outstanding commitments that existed as of December 31, 2009 and September 30, 2010. Included in the analysis is a discussion of the amount of financial capacity available to fund the Company’s future commitments, as well as a discussion of other financing arrangements in 2010 and 2011.

o	Sources of Revenue. This section examines expected sources of revenues.

o	Recent Transactions. This section discusses recent transactions of the Company during 2009 and 2010.

Off-Balance Sheet Arrangements. This section discloses any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition.

Critical Accounting Estimates. This section identifies those accounting estimates that are considered important to the Company’s results of operations and financial condition, require significant judgment and require estimates on the part of management in application.

Significant Accounting Policies. This section identifies those accounting policies that are considered important to the Company’s results of operations and financial condition, require significant judgment and require estimates on the part of management in application. All of the Company’s significant accounting policies, including those considered to be critical accounting policies, are summarized in Note 1 to the accompanying financial statements.

Plan of Operation

Overview

The Company is a multimedia production and licensing company that creates and licenses animated and live-action fantasy and superhero entertainment content and merchandise, leveraging the creative output and branded image of Stan Lee.  The Company develops originally created franchises for new media such as mobile, on-line, and videogames, where content is currently in high demand, and for traditional entertainment media such as feature length films in both live action and animation, DVD, television programming, merchandising and related ancillary markets. All of the Company’s intellectual property, which may include characters and stories, is vertically integrated in that each property is developed into as many products as possible, to create a branded franchise to accelerate global identity from the synergy created across various media.

During fiscal year 2010 and 2011, the Company plans to focus on

•	creating project concepts, primarily in the form of story treatments,

•	identifying select partners willing to participate in, and/or finance, the development of the Company’s projects,

•	identifying talented and suitable writers to write scripts for the Company’s projects, and

•	negotiating agreements, where appropriate, for the production of the projects (i.e., the filming of a movie or television series, the creation of the video game, etc.).

The Company’s strategy is to leverage the creative output and branded image of Stan Lee and to outsource to, and work with, established production companies willing to finance and undertake the resource and labor intensive aspects of producing entertainment projects. The Company plans to achieve its goals by licensing its creations to third party producers, or partnering with third parties, to produce the Company’s products (movies, television shows, video games, comic books, merchandising and other ancillary opportunities) or to finance such productions.  Due to the Company’s limited responsibility for any given project in this business model, the Company expects, consistent with past practices, to be able to create and manage a very large number of projects with a small staff and relatively low overhead costs and project expenses.  As a result, the Company expects that it will profit from up-front fees from projects that are ultimately produced, even if they are not highly successful.  The Company’s goal is to have a large number of projects produced, increasing the probability that a number of these projects will be highly successful, resulting in on-going revenues from licensing, back-end participation, merchandising and other ancillary opportunities.

Cash Requirements

With current financial arrangements, we should be able to satisfy our operational cash requirements for fiscal year 2010 and 2011. In late 2009, the Company entered into an agreement with Catalyst Investments, LLC (“Catalyst Investments”), an affiliate of The Walt Disney Company, pursuant to which Catalyst Investments acquired ten percent of the then-outstanding shares of common stock of the Company for $2,500,000.  The Company used the net proceeds of this investment ($2,375,000) to pay, among other things, $719,300 of deferred salaries and $850,020 of its outstanding loans. In addition, the Company entered into a fifth amendment (the “Fifth Amendment”) to its agreement with Silver Creek Pictures, Inc. (“Silver Creek”), also an affiliate of The Walt Disney Company, pursuant to which Silver Creek will pay the Company $2.5 million per year through the end of 2014. Of such $2.5 million payment, $1.25 million is made for making Stan Lee available to consult on the exploitation of the assets of Marvel Entertainment acquired by Disney in late 2009, $700,000 is payment for the right to have a “first look” at the Company’s development projects and the right to acquire any such properties, in Silver Creek’s discretion and $550,000 is an advance against future development projects.  The Company is obligated to pay a commision to an unrelated third party equal to 10% of all net amounts paid by Silver Creek pursuant to its agreement with the Company.  The annual amount of $1.25 million relating to Stan Lee’s consulting services is paid monthly and will cease in the event of, and from the time of, Stan Lee's inability to perform such services due to disability or other incapacitation.  With these payments made by Silver Creek on a monthly basis, the Company believes that it can continue its current operations and cover all of its general and administrative costs.

Research and Development

The Company is the process of developing a number of projects that could become productions for us beginning in 2011.  The development process is lengthy and typically many of the projects developed never are produced.

Equipment Purchases

We are not expecting to purchase any major pieces of equipment during 2010 or 2011.

Changes in Employees

Given the funding provided by the Catalyst Investment transaction and the Fifth Amendment to the Silver Creek Agreement, we could afford to, and have, increased the number of employees from 8 to 11 during 2010 to further our business purposes.  We may engage employees or independent consultants in the future as needed to assist in the execution of our strategy.

Results of Operations

We believe that, due to the complex nature and long term cycle of our business operations, period-to-period comparisons of our operating results are not necessarily meaningful and should not be relied on as an indication of future performance. However, it is still important that you review the audited financial statements and the related notes in addition to thoroughly reading our current plan of operations.

Fiscal Years 2009 and 2008

The Company’s revenues for the year-ended December 31, 2009 were $113,306 compared to $467,585 for the year-ended December 31, 2008.  The decline principally results from the receipt in 2008 of fees for development or licensing of certain one-time projects.  Similar fees for development or licensing were not received for projects in 2009.  The Company believes that this decline in revenues reflects the nature of its business operations in that from quarter to quarter and year to year the Company’s revenues will increase or decrease based upon the development of its various projects and the timing of receipt of payments from third-party producers.

The Company does not recognize as revenue the $550,000 advances received from Silver Creek because such advances must be repaid from future projects with Silver Creek. Consequently, cash may be received in one quarter or one year and revenue relating to that cash may not be recognized until a subsequent quarter or year or perhaps many years later.

The Company’s operating costs and expenses for the year-ended December 31, 2009 were $1,095,817 compared to $1,669,680 for the same period in 2008. The decrease reflected a reduction in wages and benefits of $468,616, a $68,506 reduction in professional fees upon settlement of a lawsuit and a $24,483 decrease in travel and marketing expenses as management worked on the transactions with Catalyst Investments and Silver Creek.

The Company’s other income and expenses for the year-ended December 31, 2009 was $808,785 compared to $26,909 for the same period in 2008.  The increase in income was the result of the decision by the Company to assign to an unrelated third party two life insurance policies on Stan Lee in exchange for a payment of $820,512.  Income in both periods also reflects the settlement of a lawsuit by the Company which resulted in payments to the Company of $25,000 and $50,000, respectively, during 2009 and 2008. Finally, interest expense of $36,750 and $40,865 in both periods reflect interest on loans made by certain executives of the Company, which loans were repaid in full in the first quarter of 2010. Consequently, the Company does not currently foresee any additional other income and expenses in 2010.

Nine Months Ended September 30, 2010 and 2009

The Company’s revenues for the nine months ended September 30, 2010 were $1,503,194 compared to $103,070 for the nine months ended September 30, 2009.  The increase principally results from the revenue from the Silver Creek agreement previously described in Cash Requirements.  However, there was a decrease in revenue in 2010 of fees for development or licensing of certain one-time projects compared to the same period in 2009.  This was anticipated as the Company negotiated for better “back-end” deals.  The Company believes that this fluctuation in revenues reflects the nature of its business operations in that from quarter to quarter and year to year the Company’s revenues will increase or decrease based upon the development of its various projects and the timing of receipt of payments from third-party producers.

The Company does not recognize as revenue the $550,000 in advances received from Silver Creek because such advances must be repaid from future projects with Silver Creek. Consequently, cash may be received in one quarter or one year and revenue relating to that cash may not be recognized until a subsequent quarter or year or perhaps many years later.

The Company’s operating costs and expenses for the nine months ended September 30, 2010 were $2,212,742 compared to $787,509 for the same period in 2009. The increase reflected an increase in wages and benefits of $729,299, to compensate the employees to regular salaries for the reduced salaries that they had been receiving during earlier years with the Company, as well as an increase in staff by three.  Warrants were issued to two executives in conjunction with Deferred Compensation Agreements, as more fully described in  “Certain Relationships and Related Transactions,” for which the Company recorded a non-cash, one-time charge in the amount of $313,032 as share-based compensation expense at the time of issuance.  The warrants have an anti-dilutive clause, whereas the exercise price can be adjusted downward in the event of an equity raise at a price lower than $0.40 per share.  There was also an increase in the amounts paid relating to the finder’s fees for the Silver Creek agreement and an increase in professional fees of $189,609 relating to becoming a reporting company under the Federal securities laws and delivery of certain financial advisory services. We increased our general and office expenses as well as insurance, travel and marketing expenses to accommodate for the additional development work during 2010.  The Company expects that operating costs and expenses will increase in 2011 as the cash to be received from Silver Creek will permit us to increase creative output and execute our strategy for growth and development as well as to continue as a reporting company

The Company’s other income and expenses for the nine month ending September 30, 2010 was $3,959 compared to $817,835 for the same period in 2009.  The decrease in income was the result of the decision by the Company to assign to an unrelated third party two life insurance policies on Stan Lee in exchange for a payment of $820,512 during the 2009 period.  Income in the 2009 period also reflects the settlement of a lawsuit by the Company which resulted in a payment to the Company of $25,000. Consequently, the Company does not currently foresee any additional significant other income and expenses in 2010 or in 2011.

Liquidity and Capital Resources

We believe that, due to the complex nature of our business and the ensuing long term development cycles, period-to-period comparisons of our operating results are not necessarily meaningful and should not be relied on as an indication of future performance. Our current liquidity and capital resources are provided principally through our current agreement with Silver Creek, which are discussed above under Cash Requirements. As of December 31, 2009, cumulative advances received (including accrued commissions of $250,000) were $1,313,333, an increase of $541,666 from December 31, 2008. As of September 30, 2010, cumulative advances received were $2,013,333 and we expect to see it increase to $2,150,833 by December 31, 2010. These advances, and similar advances to be made under the Silver Creek Agreement, are subject to repayment out of some or all of various payments otherwise potentially payable to the Company in the future by Silver Creek, or third parties out of proceeds derived from our various projects to the extent that they are produced and are successful. Consequently, the Company’s liquidity is benefiting in current quarters by receiving advances from Silver Creek that may be repaid from future revenues the Company would otherwise be paid by Silver Creek and third parties. Conversely, in the future, our liquidity may be reduced to the extent that a portion of our revenue for future projects that are successful are subject to offsets provided for in the Silver Creek Agreement.

If Disney stops paying installments of the $1,250,000 per annum that it pays for Stan Lee’s consulting services paid to the Company as part of the $2.5 million obligation per annum as a result of any future death or disability of Stan Lee, the Company believes that revenues from various deals that it has or is in the process of negotiating will make up all or a portion of the lost revenue. To the extent that it does not, and to the extent that the Company is unable to raise funds from investments to cover any shortfall, the Company will have to reduce its expenses, as it has done in the past, by such approaches as deferring portions of its executive officer’s salaries and reducing staff.

Effects of Results of Operations on the Balance Sheet

The Results of Operations for the nine months ended as of September 30, 2010, have been reflected in the Company’s Balance Sheet at September 30, 2010.

As of September 30, 2010, the accrued commission, as described in Cash Requirements, was reduced from $250,000 as of December 31, 2009 to $125,000, as the Company paid $125,000 of the balance in cash. Subsequently, on December 2, 2010, the Company issued warrants to purchase 350,000 shares of Common Stock at $.1905 per share in lieu of the remainder balance of $125,000.

Sources of Revenue

The Company’s revenue model revolves around brand creation and management, and partnering with major live action and animation studios, distributors, and licensees to achieve effective development and distribution of branded properties at a relatively low cost to the Company. The model contemplates revenue and profit sharing arrangements with strategic partners who will fund all preliminary development and distribution for varying degrees of continued interests in the properties after recouping their original investments.

The main sources of revenues are expected to be:

•	theatrical and television distribution;
•	DVD and video distribution;
•	interactive games;
•	merchandising and licensing;
•	location based entertainment;
•	comic and graphic novel publishing; and
•	advertising and sponsorship.

We are being represented on a non-exclusive basis by Creative Artists Agency (CAA), a theatrical agency that specializes in talent, writers, directors, actors, brand and entertainment management, in pursuing projects and revenue opportunities.

Recent Transactions

As described in Cash Requirements above, the Company recently completed the sale to Catalyst Investments of a 10% Common Stock interest in the Company for $2.5 million and entered into the Fifth Amendment with Silver Creek.  During the nine months ended September 30, 2010, the Company issued warrants to purchase shares of its common stock Stan Lee and Arthur Lieberman  as more fully described in “Certain Relationships and Related Transactions” below and a Warrant to purchase shares of its common stock to  a finder as more fully described in Recent Sale of Unregistered Securities.  The form of the foregoing Warrants is attached as exhibit hereto.  Additionally, in connection with a consulting agreement the Company agreed to give the consultant an option to purchase its shares, as also more fully described in Recent Sale of Unregistered Securities.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, financings, or other relationships with entities or other persons, also known as “special purpose entities”.

Critical Accounting Estimates

The preparation of our financial statements in conformity with accounting principles generally accepted in the United States of America requires our management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. As such, in accordance with the use of accounting principles generally accepted in the United States of America, our actual realized results may differ from management’s initial estimates as reported. A summary of our significant accounting policies are detailed in the notes to the financial statements which are an integral component of this analysis.

Significant Accounting Policies

The Company has defined a significant accounting policy as one that is both important to the portrayal of the Company's financial condition and results of operations and requires the management of the Company to make difficult, subjective or complex judgments. Estimates and assumptions about future events and their effects cannot be perceived with certainty. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments. These estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as the Company's operating environment changes.

We have identified the policies set forth in Note 1 to our financial statements as significant to our business operations and the understanding of our results of operations. The impact and any associated risks related to these policies on our business operations is discussed throughout Management's Discussion and Analysis of Results of Operations and Financial Condition, where such policies affect our reported and expected financial results. In the ordinary course of business, we have made a number of estimates and assumptions relating to the reporting of results of operations and financial condition in the preparation of our financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ significantly from those estimates under different assumptions and conditions. We believe that the discussion set forth in Note 1 to our financial statements addresses our most significant accounting policies, which are those that are most important to the portrayal of our financial condition and results of operations and require our most difficult, subjective, and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Quantitative and qualitative disclosures about market risk.

We do not own or issue any material amounts of market risk sensitive instruments, and as a result do not have any material market risks.

Item 3. Properties

We rent our offices, consisting of approximately 2000 square feet of office space, in Beverly Hills pursuant to a lease ending January 30, 2011.  We expect to negotiate an extension of our lease with the current landlord or at new location.   We do not consider our offices or their location to be unique and do not believe that this lease or the rent that we pay under the lease or the rent that we will be paying under any extension or new lease to be material to our business.

Item 4. Security Ownership of Certain Beneficial Owners and Management

Security Ownership of Certain Beneficial Owners.

The following tables set forth information as of December 1, 2010, with respect to the beneficial ownership of the outstanding shares of the Company’s Common Stock by: (i) each person known by the Company to beneficially own five percent or more of the outstanding shares; (ii) executive officers and directors; and (iii) all executive officers and directors as a group.  A person is deemed to be a beneficial owner of any securities of which that person has the right to acquire beneficial ownership within sixty (60) days.

Name and Address of Owner	Amount and Nature of Beneficial Owner	Percentage (%) Of Class a

Directors and Executive Officers
Stan Lee (1) (2)(3) 9440 Santa Monica Blvd #620 Beverly Hills, CA 90210	9,496,353	7.17%

Gill Champion (1)(2) 9440 Santa Monica Blvd #620 Beverly Hills, CA 90210	24,739,998	18.78%

Arthur Lieberman (1)(2)(4) 9440 Santa Monica Blvd #620 Beverly Hills, CA 90210	19,911,538	15.04%

Total shares owned by Executive Officers and Directors (5)	87,101,162,	65.48%

5% Shareholders
Joan Lee (6) 9440 Santa Monica Blvd #620 Beverly Hills, CA 90210	32,953,273	25.02%

Catalyst Investments, LLC(7) c/o The Walt Disney Company 500 South Buena Vista St Burbank, CA, 91521	13,172,153	10.00%

(1)	Executive Officer of the Company.

(2)	Director of the Company.

(3)
Excludes shares held by his wife, Joan Lee, that may be deemed to be beneficially owned by Stan Lee.  Stan Lee disclaims beneficial ownership of the shares owned by Joan Lee.  Includes in shares deemed held by Stan Lee, and the total deemed outstanding for the purposes of calculating Stan Lee’s percentage, 650,000 share which Stan Lee has the right to purchase at $0.40 per share pursuant to a warrant issued to him in connection with a Deferred Compensation Agreement dated March 15, 2010 (See “Item 7. Certain Relationships and Related Transactions, and Director Independence”, below)

(4)
Includes in shares deemed held by Arthur Lieberman, and the total deemed outstanding for the purposes of calculating Arthur Lieberman’s percentage, 650,000 share which Arthur Lieberman has the right to purchase at $0.40 per share pursuant to a warrant issued to him in connection with a Deferred Compensation Agreement dated March 15, 2010 (See “Item 7. Certain Relationships and Related Transactions, and Director Independence”, below)

(5)
Includes shares held by his wife, Joan Lee, that may be deemed to be beneficially owned by Stan Lee.  Stan Lee disclaims beneficial ownership of the shares owned by Joan Lee.   Includes in shares deemed outstanding and for the purposes of calculating the percentage owned by all Executive Officers and Directors the shares that Stan Lee and Arthur Lieberman have the right to purchase pursuant to the Warrants described in footnotes (3) and (4) above.

(6)
Shares held by Joan Lee, without inclusion of shares held by her husband, Stan Lee, that may be deemed to be beneficially owned by Joan Lee.  Joan Lee disclaims beneficial ownership of the shares owned by Stan Lee.

(7)	Catalyst Investments, LLC is affiliated with The Walt Disney Company.

ITEM 5. Directors and Executive Officers.

The directors and executive officers of the Company as of the date of this Form 10 are as follows:

Name	Age	Positions

Stan Lee	87	Chairman of the Board, Chief Creative Officer and Director

Gill Champion	69	President, Chief Operating Officer and Director

Arthur Lieberman	75	Vice President, Chief Business & Legal Counsel and Director

Stan Lee, Founder of the Company, Chairman of the Board, Chief Creative Officer and Director

Stan Lee is the Founder of the Company and has served as its Chairman and Chief Creative Officer since inception. Known to millions as the man whose super heroes propelled Marvel to its preeminent position in the comic book industry, Stan Lee's co-creations include Spider-Man®2, The Incredible Hulk®1, X-Men®1, The Fantastic Four®1, Iron Man®1, Daredevil®1, Silver Surfer®1 and Dr. Strange®1 as well as hundreds of others. Now the Chairman Emeritus of Marvel, Stan Lee first became publisher of Marvel Comics in 1972. He is recognized as the creative force that brought Marvel to the forefront of the comic publishing industry.  In 1977, he introduced Spider-Man®1 as a syndicated newspaper strip that became the most successful of all syndicated adventure strips and now appears in more than 500 newspapers worldwide — making it the longest-running of all Super Hero strips. Stan Lee was the Chairman of the Board of Directors and Chief Creative Officer of Stan Lee Media, Inc. (“SLM”) from July 1999 until approximately January 2001 when SLM breach his employment agreement.  SLM filed for bankruptcy protection and terminated operations in July 2001.  From July 2001 until the formal creation of the Company in November 2001 Stan Lee worked to form POW!, create intellectual property for the Company and start the development of various the Company projects.  Stan Lee was employed on a full time basis by Marvel Comics or its predecessor entities for over 50 years until November 1, 1998 when he signed a non-exclusive, part-time employment agreement with Marvel.  Stan Lee started in the comic book industry in 1940 when he started with Timely Comics which eventually became Marvel Comics.

2 These are the registered trademarks and characters of Marvel Characters, Inc.

Gill Champion, President, Chief Operating Officer and Director

Gill Champion has over 30 years of executive experience in global entertainment, marketing, retail and licensing industries. Prior to joining the Company, he was COO of SLM from July 1999 until it filed for bankruptcy protection and terminated operations in about June 2001.  From about June 2001 until the formal creation of the Company in November 2001 Mr. Champion worked to form the Company and to start the development of various the Company projects.  He has been executive producer on all Company projects and continues to supervise their development.  Previous to SLM, he was COO and Vice President of Mirage Holdings, Inc. and concurrently worked as a production executive on the motion picture Jinnah. Mr. Champion was CEO and Chairman of American CinemaStores, Inc., a public company that operated approximately 150 location based retailing outlets and an extensive apparel division that created designs and marketing strategies for Baywatch and Forrest Gump. Mr. Champion also has exceptional depth and experience in television and motion picture production and technology.  Mr. Champion was executive in charge of Faerie Tale Theatre with Shelley Duvall while Vice President of Gaylord Productions.  He was the Producer for Fort Apache the Bronx with Paul Newman and won the Producer of the Year Award in 1981.  In addition, he was in charge of production for The Shining and The Boys from Brazil, while Vice President of the Producers Circle Company.

Arthur M. Lieberman, Esq., Secretary, Chief Business & Legal Counsel and Director

Mr. Lieberman is an attorney specializing in Intellectual Property Law, an area in which he has practiced, taught, litigated and negotiated rights for over 35 years. He has been involved in litigating over 100 cases; negotiated hundreds of licenses; and counseled hundreds of clients. Approximately 50% of his work is in the area of character rights and, in this connection, he negotiated the grant of rights to characters to Universal Studios, Fox Studios, Warner Bros., Bantam Books, Ace Books, Marvel Comics, Mattel and Hasbro, among others. Mr. Lieberman has also rendered many opinions regarding Intellectual Property valuations and is responsible for the success of several characters as the principal strategist including “Conan the Barbarian,” “Red Sonja,” “Kull”, and “Tulsa Doom”.  Mr. Lieberman is or has been a Board Member of a variety of corporations including a well known licensing company.

To the best of the Company’s knowledge, during the past ten years, except as described herein, none of the following occurred with respect to a present or former director or executive officer of the Company: (1) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (2) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses); (3) being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of any competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; and (4) being found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the commodities futures trading commission to have violated a Federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Arthur Lieberman is of counsel to the law firm of Ganfer & Shore.   Ganfer and Shore has provided legal services to the Company.  However, the fees from such services are not material, having been less than $2,000 in any year.  Additionally, Ganfer & Shore has provided some representation of Stan Lee in connection with the SLM related lawsuits described below.

Stan Lee Media, Inc. and Related Litigation

Stan Lee Media, Inc. (“SLM”) was a publicly-traded entity listed on the NASDAQ during 1999.  SLM operated as a typical dot com company during the dot com bubble, in that it created and developed new properties and franchises for the internet, in this case under the Stan Lee signature, but without any sustainable revenue source other than new debt or equity financings.  While Stan Lee was the Chairman of the Board of Directors and Chief Creative Officer of SLM, Gill Champion was the Chief Operating Officer of SLM and Junko Kobayashi was the controller of SLM, the President and Chief Executive Officer was an unrelated third party. Stan Lee terminated his employment agreement with SLM in January 2001 because, among other reasons, SLM had ceased paying him thereunder.

SLM ceased operating and filed for bankruptcy protection in July 2001. SLM does not have any working relationship, association or dealings with the Company, other than the Company having acquired the right to distribute some of SLM’s intellectual property, subject to an agreement to pay SLM a royalty out of any revenues received from such intellectual property.  This SLM intellectual property has only produced about $2,000 of revenues over 5 years, and the Company does not consider it material to its Company’s business.  SLM’s bankruptcy petition was eventually dismissed as a result of SLM’s failure to pay required court fees and its corporate charter was revoked by its state of incorporation, Colorado, for failure to pay franchise taxes.

During 2006, the Company learned that certain individuals, purporting to be acting on behalf of SLM, were claiming that SLM owned various intellectual properties, including the SLM intellectual property which SLM had assigned to the Company.  To prevent confusion, in January 2007, the Company, along with QED LCC, a subsidiary of the Company (“QED”), and Stan Lee filed a lawsuit in the United States District Court for the Central District of California entitled QED Production LLC, et al v. Nesfield, et al (the “QED Suit”).  This suit was filed against three individuals who purported to be acting on behalf of SLM, alleging claims for copyright infringement, violation of the Lanham Act, cyber squatting, interference with contractual relations and prospective business advantage, unfair business practices and seeking a declaration regarding certain rights to intellectual property.  After denying motions for summary judgment by both parties, in January 2009, the court stayed this action pending resolution of a suit in the state courts of Colorado, regarding the disputed election of a board of directors of SLM, which could determine whether the defendants legally represent SLM.

This Colorado action, captioned P.F.P. Family Holdings v. Stan Lee Media Inc. (the “PFP Suit”) has recently been resolved with the determination that the individuals claiming to be the directors of SLM were validly elected. Since the PFP Suit has been resolved the parties may now proceed with the QED Suit.

On July 9, 2007, SLM filed a lawsuit in the United States District Court for the Central District of California against Stan Lee, QED and the Company entitled Stan Lee Media, Inc. v. Lee, et al. (the “SLM Suit”).  In this suit, SLM sought declaratory relief and asserted claims for misappropriation of corporate opportunity, breach of contract, civil conspiracy, an accounting for profit, violation of the Lanham Act, copyright infringement, cyber squatting, and unfair business practices naming various defendants, including the Company.  Specifically, SLM petitioned the court for an order declaring that SLM is the rightful owner of certain intellectual property and, as such, is the only entity that can use and benefit from such property.  As in the QED Suit, the court stayed the case pending the outcome of the PFP Suit. As indicated above, the PFP Suit has been resolved, so the plaintiff may now ask the court to act on its petition.

In 2009 a $750,000,000 lawsuit was filed on behalf of SLM against Marvel Entertainment, the Company and other defendants in an action entitled Abadin v. Marvel Entertainment, Inc., et al., in the U.S. District Court, Southern District of New York (the “Abadin Suit”), claiming, among other things, that SLM owned various intellectual property including the intellectual property at issue in the QED Suit and the SLM Suit, and including all the Marvel characters and the Marvel name.  The various causes of action alleged by plaintiffs in this case were all dismissed pursuant to an Order of the Court filed on March 31, 2010. The Abadin Court noted first that “the heart of the alleged wrongdoing is the transfer to Marvel by Stan Lee of what Stan Lee had previously conveyed to and thus belonged to SLMI.  That occurred in 1998 but Abadin and his co-plaintiff did not acquire their SLMI shares until 1999, more than a year after the purported illegal conduct. . . . [A]ccordingly they lack  . .. . standing.”   The Court then noted that the Plaintiffs were included in a prior class action that was settled.  Therefore the Court found that “Plaintiffs’ claims against Lee and Lieberman     . . . are barred under . . . the Settlement”.  The Court then noted that with regard to Plaintiffs’ Count I, a copyright claim, that “California law limits personal service contracts to 7 years. . . . . Lee’s obligations were statutorily terminated in 2005.”  With respect to Plaintiffs’ Count II, Lanham Act Claims against Lee and Marvel, the Court held that “The pleading of Lanham Act violation is inadequate” and that any claim would be time barred since any alleged violation would have “occurred no later than October or November, 1998” and that “The Statute of Limitation is six years”. As to Plaintiffs’ Count III, Breach of Contract, the Court held “There is absolutely no doubt that Lee terminated the 1998 agreement in writing in 2001.  The statute of limitations began running at that time.  It is now expired”.  As to Plaintiffs’ Count IV, Tortious Interference with Contract, the Court held that “Plaintiffs’ claims . . . are insufficient.” The Court also held that “the three year statute of limitations . . . expired in 2001.” The Court fount Plaintiffs’ Count V, Breach of Fiduciary Duty to be “redundant to Plaintiffs other claims” which he had dismissed; that the “statute of limitations . . .  is 3 years” which had passed; and that this count was “internally inconsistent with other allegations”.  The Court found that as to Plaintiffs Count VI, Aiding and Abetting Breach of Fiduciary Duty, “with respect to Lee, . . .  there is not a sufficient plausible allegation” and that with regard Lieberman “He owed no fiduciary duty to SLMI”.  And with respect to Plaintiff’s last Counts, Count VII and VIII, Constructive Trust and Accounting, that these are “remedies for wrongs; and not wrongs themselves.  Since Counts I-VI are dismissed, there is no basis for [such relief].  Further, substantially all of the alleged wrongs are barred by the statute of limitations.”  SLM filed an appeal of the dismissal of its case, but failed to perfect its appeal, and SLM’s appeal was dismissed.  Therefore, the dismissal of SLM’s case is now final and binding.

The Company believes that the dismissal of the Abadin case will be deemed to be res judicata, and will require the Courts in the QED Suit and the SLM Suit to dismiss SLM’s claims in those cases.  Additionally, the Company believes that even if the Abadin case is not held to be res judicata, SLM has no legitimate claim to any of the intellectual property created by Stan Lee either before, and certainly after Stan Lee terminated his employment agreement with SLM in January 2001.   We believe that any claim of SLM to intellectual property would have to be based on Stan Lee’s 1998 employment agreement with SLM in which he assigned to SLM all intellectual property that he owned or subsequently created, and the litigants on behalf of SLM have claimed that such termination was invalid.  However, as indicated above, Stan Lee terminated this agreement in January 2001 based on the failure of SLM to pay his salary and the breach of a number of other provisions of Stan Lee’s employment agreement and no issue of the validity of such termination was raised until at least 2007, when these law suits commenced.  It should be noted that to date, there has been little or no attention paid by the litigants representing SLM to the Company’s intellectual property.  Rather, the litigants on behalf of SLM have focused in their claim that they have an ownership interest in various characters created by Stan Lee, such as Spiderman, during his employment with Marvel prior to 1998.

Committees of the Board of Directors

We presently do not have an audit committee, compensation committee, or other committee or committees performing similar functions.

Family Relationships

There are no family relationships among our directors or officers.

Shareholder Communications

Although we do not have a formal policy regarding communications with the Board, shareholders may communicate with the Board by writing to as at the POW! Entertainment, Inc.,  9440 Santa Monica Boulevard, #620, Beverly Hills California 90120, Attention Gill Champion.  Shareholders who would like their submission directed to a member of the Board may so specify, and the communication will be forwarded, as appropriate.

ITEM 6.  Executive Compensation

Pursuant to a Membership Purchase Agreement, dated as of November 15, 2001, between Stan Lee and POW! LLC, Stan Lee was employed as Chairman and Chief Creative Officer of the Company for a term to continue until Stan Lee resigns or is terminated for cause, at an annual salary of $250,000.  Originally $170,000 of such amount was to be deferred for the first two years or until the Company received financing of at least $1,000,000. However, pursuant to an amendment to the Agreement, dated November 15, 2002, the deferral was amended to be until the Company received financing in the cumulative amount of $4,000,000 (without regard to any time period).  Of Stan Lee’s salary which was deferred under this agreement, $1,132,500 is now an accrued liability of the Company.  Starting in 2010, Stan Lee and the Company entered into a new employment agreement replacing the 2001 agreement.  Under this new agreement Stan Lee’s salary was increased to $300,000 per annum, he was no longer required to defer any part of his ongoing salary and the Company began paying his accrued deferred salary at the rate of $50,000 per year.  The Company entered into a Deferred Compensation Payment Agreement (“Deferred Compensation Agreement”) with Stan Lee and Arthur Lieberman, dated as of March 15, 2010.   This agreement limits payment of the outstanding deferred compensation to each of Stan Lee and Arthur Lieberman of the following:  $50,000 per year, plus 10% of “Adjusted Net Pretax Income” of the Company during any year (the “Income-Based Payment”).   As used in the agreement, “Adjusted Net Pretax Income” shall equal net pretax income as calculated pursuant to GAAP, plus amounts received by Stan Lee and Arthur Lieberman in payment of the accrued deferred compensation, plus certain payments received from Silver Creek which are not included as revenue under GAAP because they are deemed to be advances, less certain payments received from Silver Creek which were received in a prior year but are included as revenue under GAAP for the year in question.  In consideration for Stan Lee and Arthur Lieberman agreeing to restrict payment of their deferred compensation as provided for in the Deferred Compensation Agreement, each received a warrant to purchase 650,000 shares of Common Stock, which is exercisable for five years at a price of $0.40 per share.  In additional to his compensation from the Company, Stan Lee has a lifetime employment agreement with Marvel, which currently requires Stan Lee to devote 10-15 hours per week to Marvel matters, and in return for which Stan Lee currently receives a salary.

Pursuant to a Membership Purchase and Employment Agreement, dated as of November 15, 2001, between Gill Champion and POW! LLC, Gill Champion was employed full time as the Chief Operating Officer of the Company for a term to continue until Mr. Champion resigns or is terminated for cause, at an annual salary of $170,000.  Starting in 2010, Gill Champion and the Company entered into a new employment agreement replacing the 2001 agreement.  Under this new agreement, Mr. Champion’s salary was increased to $475,000 per annum, but he is required to defer $100,000 yearly until the Company obtains $2,000,000 of additional investment.

Pursuant to a Membership Purchase Agreement with POW!, LLC dated as of November 15, 2001, between Arthur Lieberman and POW! LLC, Arthur Lieberman was employed as the Chief Business & Legal Counsel of the Company for a term to continue until Lieberman resigns or is terminated for cause, at an annual salary of $170,000.  Originally $135,000 of such amount was to be deferred for 12 months or until a financing of at least $1,000,000 was received. However, pursuant to an amendment to the Agreement, dated November 15, 2002, the deferral was amended to be until the Company received financing in the cumulative amount of $4,000,000 (without regard to any time period).  Of Mr. Lieberman’s salary which was deferred under this agreement, $1,195,416 is now an accrued liability of the Company.  Under this agreement, Mr. Lieberman is permitted to continue his legal practice with Ganfer & Shore, and is not required to devote his full time to his duties for the Company.  However, he is prohibited from engaging in certain competitive activities.  Starting in 2010, Mr. Lieberman and the Company entered into a new employment agreement replacing the 2001 agreement.  Under this new agreement Mr. Lieberman’s salary was increased to $200,000 per annum, he was no longer required to defer any part of his ongoing salary and the Company began paying his accrued deferred salary at the rate of $50,000 per year.  The outstanding balance of his deferred compensation is payable pursuant to the terms of the Deferred Compensation Agreement, described above in the discussion of Stan Lee’s compensation.

Summary Compensation Table

Name and Principal Position	Year	Salary $		Bonus $	Option awards $	Nonqualified deferred compensation earnings $	All other compensation $	Total $
Stan Lee, Chairman of the Board, Chief Creative Officer, Director	2009	286,225.85	(1)	0	0	0	0	286,255.85
Gill Champion President, Chief Operating Officer, Director	2009	381,999.96	(2)	0	0	0	0	381,999.96
Arthur Lieberman, Vice President, Chief Business & Legal Counsel, Director	2009	271,863.35	(3)	0	0	0	0	271,863.35

(1)
Includes $36,225.85 of cash compensation for 2009 services and a payment of $250,000 for compensation previously deferred during the period from 2001 through 2008.  No interest was paid on any of the deferred compensation.

(2)
Includes $201,999.96 of cash compensation for 2009 services and a payment of $180,000 for compensation previously deferred during the period from 2001 through 2008.  No interest was paid on any of the deferred compensation.

(3)
Includes $21,863.35 of cash compensation for 2009 services and a payment of $250,000 for compensation previously deferred during the period from 2001 through 2008.  No interest was paid on any of the deferred compensation.

Director Compensation.

None of the Company’s Directors is paid for serving on its Board of Directors.

Item 7. Certain Relationships and Related Transactions, and Director Independence

Certain Relationships and Related Transactions

During the period from June 2003 through December 2009, the three Directors of the Company made a series of loans to the Company in a principal amount totaling $682,871 ($350,871 by Stan Lee, $313,500 by Arthur Lieberman and $18,500 by Gill Champion) to help fund cash-flow deficiencies from the Company’s operations.  These loans accrued interest at the rate of 5% per annum, compounded annually.   In January 2010, after receiving the proceeds of a $2,500,000 investment by Catalyst Investments, LLC, an affiliate of Disney, the Company repaid these loans in full, which, including accrued interest¸ totaled $818,430.

During the period from 2001 through 2009 the Company had deferred payment of a total of $3,007,017 salaries to its officers ($1,382,500 due to Stan Lee, $1,445,417 due to Arthur Lieberman, and $180,000 due to Gill Champion).  No interest was accrued or paid with respect to these deferred salary amounts.  After receiving the proceeds of the Catalyst investment the Company also paid $680,000 of this deferred salary ($250,000 to each of Stan Lee and Arthur Lieberman, and $180,000 to Gill Champion).  After this payment a total of $2,290,417 of deferred salary remained outstanding ($1,095,000 to Stan Lee, $75,000 to Gill Champion and $1,120,417 to Arthur Lieberman.)

The Company entered into a Deferred Compensation Payment Agreement dated as of March 15, 2010 with Stan Lee and Arthur Lieberman.  This agreement limited the portion of the $2,327,917 deferred compensation remaining outstanding,  which the Company would pay to each of Messrs Lee and Lieberman for any year,  to (a) $50,000 a year , and (b) plus 10%  of the Company’s “Adjusted Pre-Tax Net Income for such year.  Adjusted Pre-Tax Net Income is defined in the Deferred Compensation Payment Agreement as being essentially Pre-Tax Net Income as calculated pursuant to Generally Accepted Accounting Standards (“GAAP”), plus any payments  the Company receives from Silver Creek under the Silver Creek Agreement that would not be included in Net Income pursuant to GAAP because of the Company’s obligation to repay these amounts in the event of certain contingencies and/or to offset these payments against future obligations of Silver Creek under the Silver Creek Agreement to pay the Company with respect to movies, television shows or other forms of media created by Silver Creek that is based on projects submitted by the Company.   In consideration of this agreement by Messrs Lee and Lieberman to limited the amount of deferred compensation that could be paid to them in any year, each was issued a warrant to purchase 650,000 share of the Company’s common stock, at a price of $0.40 per share, for a five year period ending March 15, 2015.  The warrants have an anti-dilutive clause, whereas the exercise price can be adjusted downward in the event of equity raised at a price lower than $0.40 per share.  The Company has recorded a non-cash, one-time charge of $313,032 as a share-based compensation expense at the time of issuance.  An Amended and Restated version of this agreement was entered into as of November 22, 2010, a copy of which is filed herewith as Exhibit 10.13. The foregoing summary of its terms is subject to the actual provisions of such agreement.

Director Independence

Our Board has determined that none of our directors are independent under the NASDAQ Stock Market listing rules.

Item 8. Legal Proceedings

There are not presently any pending legal proceedings to which we are party or as to which any of our property is subject that we consider to be material, and no such proceedings are known to us to be threatened or contemplated against the Company.  However, there are a number of litigations that were filed, and are pending against Stan Lee relating to Stan Lee Media, Inc. a company that filed for bankruptcy and ceased doing business in 2001. The Company is named as one of the defendants in one of these litigations.    See “Stan Lee Media and Related Litigation in Item 5 above.

Item 9.  Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

Our shares of Common Stock are quoted in the pink-sheets under the trading symbol “POWN”.

The following table sets forth the high and low bid price for our Common Stock during 2008 and 2009 and the first three quarters of 2010. The quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions.

	High	Low
2008
Quarter Ended March 31, 2008	$0.13	$0.04
Quarter Ended June 30, 2008	$0.32	$0.05
Quarter Ended September 31, 2008	$0.15	$0.07
Quarter Ended December 31, 2008	$0.10	$0.05
2009
Quarter Ended March 31, 2009	$0.10	$0.06
Quarter Ended June 30, 2009	$0.10	$0.06
Quarter Ended September 31, 2009	$0.11	$0.05
Quarter Ended December 31, 2009	$0.08	$0.04
2010
Quarter Ended March 31, 2010	$0.70	$0.10
Quarter Ended June 30, 2010	$0.87	$0.30
Quarter Ended September 30, 2010	$0.37	$0.10

Holders

As of December 1, 2010 there were 69 registered holders of our Common Stock.  Based on information from our stock transfer agent management estimates that there are approximately 1,400 beneficial holders of our Common Stock.

Shares Eligible for Future Sale

A majority of the Company’s shares of common stock are restricted and not currently freely tradable except as permitted under Rule 144.   Rule 144 will not permit the public sale of such restricted shares until, one year following the filing of this registration statement on Form 10, and then only to the extent that we remain current in our filings under the 1934 Act.   At that point, a non-affiliate may sell his restricted shares of common stock without any restrictions.

An officer, director or other person in control of the Company may also sell at such time with the following restrictions: (i) certain manner of sale provisions, (ii) Filing of Form 144; and (iv) volume limitations limiting the sale of shares within any three-month period to a number that does not exceed 1% of the total number of outstanding shares.  A person who has ceased to be an affiliate at least three months immediately preceding the sale and who has owned such shares of common stock at least one year is entitled to sell the shares under Rule 144 without regard to any of the limitations described in the preceding sentence.

Dividend Policy

We have not paid cash dividends on our common stock and do not plan to pay such dividends in the foreseeable future.  Our Board of Directors will determine our future dividend policy on the basis of many facts, including results of operations, capital requirements, and general business conditions.

Equity Compensation Plans

We have not adopted any Equity Compensation Plans.

Transfer Agent and Registrar

The transfer agent for the Common Stock is Signature Stock Transfer, Inc., whose address is 2632 Coachlight Court, Plano, TX 75093.  However, the Company has entered into an agreement with Stocktrans, a division of Broadridge Investor Communication Solutions, Inc. to become the Company’s transfer agent.   StockTrans’ address is 44 W. Lancaster Ave., Ardmore PA 19003.   The Company does not know the exact date when the transition will be completed so that StockTrans can commence acting in place of Signature Stock Transfer.   The Company will issue a press release and file a report on Form 8-K upon the determination of such date.

Item 10.  Recent Sales of Unregistered Securities.

On July 3, 2008, the Company issued 1,000,000 shares of common stock to two employees as a bonus valued at $70,000.

On September 9, 2008, the Company issued 15,000 shares of common stock as payments for services rendered by an outside party valued at $1,200.

Pursuant to a Stock Purchase Agreement dated December 31, 2009, we sold 13,172,153 shares of our Common Stock to Catalyst Investments, LLC, an affiliate of the Walt Disney Company, for $2,500,000, or $0.1905 per share.

In connection with this sale, we paid to a Stanley Compton, a finder who introduced us to Disney some years previously, $125,000 and issued this consultant warrants to purchase 350,000 shares of our Common Stock at $0.1905 per share.   The form of this Warrant is attached as Exhibit 4.1 hereto.  This Warrant was executed on December 2, 2010.The form of Mr. Compton’s agreement with the Company is attached as Exhibit 10.14 hereto.

In connection with a public relations consulting agreement with Cooper Global Communications, LLC (“CGC”), dated September 9, 2010, we granted CGC an option to purchase 800,000 shares of our common stock for a price of $0.14 per share for five years following such date.  The agreement was amended on November 18, 2010, to increase the number of shares covered by the option to 830,000 and increase the exercise price to $0.1905.

The Company believes that all of the foregoing issuances qualified for exemption under section 4(2) of the Securities Act of 1933.

Item 11.  Description of Registrant’s Securities to be Registered.

Pursuant to our Restated Certificate of Incorporation, filed on December 7, 2010, we are authorized to issue 200,000,000 shares, 199,000,000 of common stock, par value  $0.001 per share and 1,000,000 shares of preferred stock, par value $0.001 per share.  As of December 1, 2010, there are outstanding 131,721,534 share of the Company’s common stock, and no shares of its preferred Stock.

Common Stock

Holders of common stock are entitled to one vote per share on all matters submitted to a vote of shareholder, including election of directors.  There is no cumulative voting in the election of directors.  The holders of common stock are entitled to any dividends that may be declared by the board of directors out of funds legally available for payment of dividends on common stock.  In the event of our liquidation or dissolution, holders of common stock are entitled to share ratable in all assets remaining after payment of liabilities and the liquidation preference of any outstanding shares of preferred stock.  Holders of common stock have no preemptive rights and have no right to convert their common stock into any other securities.

Preferred Stock

We are authorized to issue 1,000,000 shares of $0.001 par value preferred stock in one or more series with such designations, voting power, if any, preferences and relative, participating, option or other special rights, and such qualifications, limitations and restrictions, as are determined by resolution of our board of directors.  The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by shareholders and could adversely affect the rights and powers, including voting rights, of the holders of common stock.  In certain circumstances, the issuance of preferred stock could depress the market price of the common stock.  As of December 1, 2010, no series of preferred stock have been authorized by the Company’s board of directors.

Item 12.  Indemnification of Directors and Officers.

Our certificate of incorporation provides that the company will indemnify our directors from all liability for monetary damages or breaches of fiduciary duty to the fullest extent permitted by the Delaware General Corporation Laws.

These provisions eliminates our rights and those of our shareholders to recover monetary damage from a director for breach of his fiduciary duty of care as a director, except in certain circumstances, provided in the DGCL.  The limitations so provided however, do not affect our ability or that of our shareholders to seek non-monetary remedies, such as an injunction or rescission, against a director for breach of his fiduciary duty.

Section 145 of the Delaware General Corporation Law provides a corporation with the power to indemnify any officer or director acting in his capacity as our representative who is or is threatened to be made a party to any lawsuit other proceeding for expenses, judgment and amounts paid in settlement in connection with such lawsuit or proceeding.  The indemnity provisions apply whether the action was instituted by a third party or was filed by one of our shareholders.  The Delaware General Corporation Law provides that section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of shareholders or disinterest directors or otherwise.  We have provided for this indemnification in our Certificate of Incorporation because we believe that it is important to attract qualified directors and officers.

We have been advised that the SEC believes it is against public policy for us to indemnify our directors and officers for violations of the Securities Act of 1933 and the Securities Exchange Act of 1934.  Accordingly we have agreed that unless our attorneys advise us that the courts have ultimately decided whether the SEC is correct, we will let a court determine whether we can indemnify our directors and officers under such laws.

Item 13.  Financial Statements and Supplementary Data.

Our financial statements appear under Item 15 and are incorporated by reference herein. As a “smaller reporting company” we are providing the scaled disclosures as permitted by Regulation S-K and therefore, have omitted a separate section for Supplementary Data.

Item 14.   Changes in and Disagreements with Accountants on Accounting Financial Disclosure

There are not and have not been any disagreements between our company and our accountants on any matter of accounting principles, practices or financial statement disclosure.

Item 15.  Financial Statements and Exhibits

(a)	Financial Statements

1.	POW! Entertainment, Inc. Consolidated Financial Statements December 31, 2009 and 2008 (Audited)

2.	Interim Consolidated Financial Statements for the nine month period ended September 30, 2010 (Unaudited)

(b) Exhibit table

Exhibit No.	Description
3.1	Restated Certificate of Incorporation of POW! Entertainment, Inc., dated December 6, 2010
3.2	By-Laws of POW! Entertainment Inc., dated December 3, 2010
4.1	Form of Warrant granted to the Stanley L. Compton, Trustee of the Compton Family Trust dated April 11, 1988
4.2	Form of Warrant Agreement granting warrants to Arthur Lieberman and Stan Lee
10.1	Overall Agreement Dated as of March 20, 2006 Between Silver Creek Pictures, Inc. and POW! Entertainment, Inc. For Services of Stan Lee (“Silver Creek Agreement”)
10.2	Amendment Letter to Silver Creek Agreement, dated March 20, 2006
10.3	Amendment Letter to Silver Creek Agreement, dated September 12, 2006
10.4	Amendment Letter to Silver Creek Agreement, dated March 13, 2007 (“Second Amendment”)
10.5	Amendment Letter to Silver Creek Agreement, dated September 10, 2007 (“Third Amendment”)
10.6	Amendment Letter to Silver Creek Agreement, dated May 2, 2008 (“Fourth Amendment”)
10.7	Amendment Letter to Silver Creek Agreement, dated December 18, 2009 (“Fifth Amendment”)
10.8	Stock Purchase Agreement, dated December 31, 2009 by and between POW! Entertainment, Inc. and Catalyst Investments, LLC
10.09	Letter Agreement between Catalyst and the Company dated December 31, 2009
10.10	Employment Agreement-Stan Lee, dated as of January 1, 2010 between POW! Entertainment, Inc. and Stan Lee
10.11	Employment Agreement-Champion, dated as of January 1, 2010 between POW! Entertainment, Inc. and Gill Champion
10.12	Employment Agreement-Lieberman, dated as of January 1, 2010 between POW! Entertainment, Inc. and Arthur Lieberman
10.13	Amended and Restated Deferred Compensation Payment Agreement dated as of November 22, 2010 by and among POW! Entertainment, Inc., Stan Lee and Arthur Lieberman
10.14	Agreement, dated as of June 8, 2005 between Stanley L. Compton and POW! Entertainment, Inc.
21	Subsidiaries of Registrant

POW! ENTERTAINMENT, INC.
CONSOLIDATED
FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

POW! ENTERTAINMENT, INC.

CONTENTS

PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

CONSOLIDATED BALANCE SHEETS	2

CONSOLIDATED STATEMENTS OF OPERATIONS	3

CONSOLIDATED STATEMENTS OF CASH FLOWS	4

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIT	5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	6-11

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
POW! Entertainment, Inc.

We have audited the accompanying consolidated balance sheets of POW! Entertainment, Inc. (a Delaware corporation) and Subsidiaries (the “Company”) as of December 31, 2009 and 2008, and the related consolidated statements of operations, shareholders’ deficit, and cash flows for the years then ended.  These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of POW! Entertainment, Inc. and Subsidiaries as of December 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Rose, Snyder & Jacobs
A Corporation of Certified Public Accountants

Encino, California

July 12, 2010

POW! ENTERTAINMENT, INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$2,509,727	$13,962
Letter of credit	32,544	32,544
Accounts receivable, net of allowance for doubtful accounts of $0 at December 31, 2009 and 2008	56,862	43,301
Other receivables	1,422	-
Prepaid expenses	2,082	2,064
Inventory	7,144	6,584

TOTAL CURRENT ASSETS	2,609,781	98,455

PROPERTY AND EQUIPMENT
Computer equipment	17,729	15,283
Furniture	10,311	10,311
Office equipment	8,661	8,661
Software	5,301	5,301
	42,002	39,556
Less: Accumulated depreciation and amortization	(36,244)	(27,964)

NET PROPERTY AND EQUIPMENT	5,758	11,592

INTANGIBLE AND OTHER ASSETS
Trademarks, net	19,107	19,833
Deposits	2,652	2,652
	21,759	22,485

TOTAL ASSETS	$2,637,298	$132,532

LIABILITIES AND SHAREHOLDERS' DEFICIT

CURRENT LIABILITIES
Accounts payable and accrued expenses	$185,405	$286,017
Advances payable	1,313,333	1,021,667
Accrued commission, note 9	250,000	-
Deferred compensation	3,047,217	3,094,817
Loans payable	850,020	805,126

TOTAL CURRENT LIABILITIES	5,645,975	5,207,627

COMMITMENT AND CONTINGENCIES, note 6

SHAREHOLDERS' DEFICIT
Common shares, $0.001 par value, 250,000,000 shares authorized
131,721,534 and 118,549,381 shares issued and outstanding
at December 31, 2009 and 2008, respectively	131,722	118,550
Additional paid-in capital	9,016,933	6,780,105
Subscriptions receivable, net, note 2	(1,044,908)	(1,044,908)
Accumulated deficit	(11,112,424)	(10,928,842)

TOTAL SHAREHOLDERS' DEFICIT	(3,008,677)	(5,075,095)

TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT	$2,637,298	$132,532

See report of independent registered public accounting firm
and notes to consolidated financial statements.

POW! ENTERTAINMENT, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008

REVENUES
Revenue	$113,306	$467,585

OPERATING COSTS AND EXPENSES
Wages and benefits	809,814	1,278,430
Rent and office	102,780	99,629
Travel and marketing	77,135	101,618
Office and miscellaneous	33,623	34,359
Supplies	22,065	41,097
Telephone and communications	16,663	19,910
Insurance	10,617	12,322
Depreciation and amortization	9,155	8,833
Bad debt expense	8,454	-
Professional fees	4,148	72,654
Repairs and maintenance	1,363	828

TOTAL OPERATING COSTS AND EXPENSES	1,095,817	1,669,680

OPERATING LOSS	(982,511)	(1,202,095)

OTHER INCOME AND EXPENSES
Interest income	23	17,184
Interest expense	(36,750)	(40,865)
Income from life insurance buyout	820,512	590
Income from legal settlement	25,000	50,000

LOSS BEFORE TAXES	(173,726)	(1,175,186)

Income taxes	(9,856)	(11,081)

NET LOSS	$(183,582)	$(1,186,267)

Earnings per share, basic and diluted:
Loss per share from continuing operations	(0.00)	(0.01)
Weighted average shares outstanding	118,585,469	117,982,943

See report of independent registered public accounting firm
and notes to consolidated financial statements.

POW! ENTERTAINMENT, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(183,582)	$(1,186,267)
Adjustments to reconcile net loss to net cash used
in operating activities:
Depreciation and amortization	9,155	8,833
Stock issued for services	-	71,200
Change in assets and liabilities:
Accounts receivable	(13,562)	(56,604)
Prepaid expenses	(1,440)	(1,327)
Inventory	(560)	(6,584)
Accounts payable and accrued expenses	(100,611)	89,252
Advances payable	291,667	413,333
Accrued interest	34,894	29,934
Deferred compensation	(47,600)	397,500

NET CASH USED IN OPERATING ACTIVITIES	(11,639)	(240,730)

CASH FLOWS FROM INVESTING ACTIVITIES:
Payments for trademarks	(150)	(365)
Purchase of property and equipment	(2,446)	(10,089)

NET CASH USED IN INVESTING ACTIVITIES	(2,596)	(10,454)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from loans payable	10,000	225,000
Proceeds from issuance of common stock	2,500,000	-

NET CASH PROVIDED BY FINANCING ACTIVITIES	2,510,000	225,000

NET INCREASE (DECREASE) IN CASH	2,495,765	(26,184)

Cash and cash equivalents at beginning of year	13,962	40,146

Cash and cash equivalents at end of year	$2,509,727	$13,962

Supplemental disclosures of cash flow information:
Income taxes paid in cash	$9,606	$11,081
Interest paid in cash	$-	$-

See report of independent registered public accounting firm
and notes to consolidated financial statements.

POW! ENTERTAINMENT, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIT
DECEMBER 31, 2009

	Common Stock		Additional Paid-	Subscriptions	Accumulated
	Shares	Amount	in Capital	Receivable	Deficit	Total

Balance, December 31, 2007	117,534,381	$117,535	$6,709,920	$(1,044,908)	$(9,742,575)	$(3,960,028)
Shares issued for services	1,015,000	1,015	70,185	-	-	71,200
Net loss	-	-	-	-	(1,186,267)	(1,186,267)
Balance December 31, 2008	118,549,381	118,550	6,780,105	(1,044,908)	(10,928,842)	(5,075,095)
Issuance of common stock	13,172,153	13,172	2,236,828	-	-	2,250,000
Net loss	-	-	-	-	(183,582)	(183,582)
Balance, December 31, 2009	131,721,534	$131,722	$9,016,933	$(1,044,908)	$(11,112,424)	$(3,008,677)

See report of independent registered public accounting firm
and notes to consolidated financial statements.

POW! ENTERTAINMENT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

1.	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity and Organization

The Company is a Delaware corporation, incorporated on August 17, 1998.

POW! Entertainment, Inc. ("POW", "Company") has a wholly owned operating subsidiary called POW! Entertainment, LLC ("POW LLC").  POW LLC, a Delaware Limited Liability Company, was formed on November 8, 2001 and registered to do business in California.  POW LLC is the operating company and, with Stan Lee as the Founder, Chairman and Chief Creative Officer, in the business of creating and licensing intellectual property as franchises for the entertainment business, including feature films, both live action and animation, television programming, video games, merchandising and related ancillary markets.

POW LLC has a wholly owned subsidiary called QED Productions, LLC that has acquired the right to license some of its intellectual property and creative assets created under Mr. Lee at Stan Lee Media, Inc. ("SLM") subject to payment of a percentage of remuneration to the bankrupt estate of Stan Lee Media.  POW was not required to pay any up-front cash consideration, but agreed to give SLM a participation in any revenues realized from the licensing of these SLM assets, which can range from a high of 40% to a low of 12%.  The intellectual property is recorded at its cost of $0.

Basis of Presentation

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. This basis of accounting contemplates the recovery of the Company's assets and the satisfaction of its liabilities in the normal course of conducting its business. The Company's ability to continue as a going concern is dependent upon various factors including, among others, its ability to reduce its operating losses and negative cash flows, and obtain financing.

The Company raised $2,500,000 through the sale of common stock in December 2009. The Company believes it has sufficient cash on hand to support its operations for at least the next twelve months.  Also, as described under Advances Payable below, Silver Creek is expected to make monthly payments totaling $2.5 million per year for the next five years.  Accordingly, the financial statements do not include any adjustments to reflect the possible future effects on the recoverability or classification of assets and liabilities that may result from the outcome of this uncertainty.

Principles of Consolidation

The consolidated financial statements of the Company include the accounts of POW LLC, the operating company, and Pharmelle, Inc. (an inactive Delaware corporation).  POW LLC owns 100% of  QED, LLC and PFD, LLC, which is also an inactive Delaware Company.  All significant intercompany balances and transactions have been eliminated.

Cash and Cash Equivalents

Cash and cash equivalents include cash, certificates of deposit, and liquid investments with original maturities of three months or less.

Concentration of Credit Risk

The Company maintains multiple checking accounts at one financial institution.  These accounts are insured by the Federal Deposit Insurance Corporation (“FDIC”) for up to $250,000 as of fiscal year end.  At December 31, 2009, the Company had uninsured cash deposits of approximately $2.3 million.  The Company has not experienced any losses in such accounts and management believes it has placed its cash on deposit with financial institutions that are financially stable.

See report of independent registered public accounting firm

POW! ENTERTAINMENT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

1.	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts Receivable

The Company extends credit to its customers.  These customers have specific contracts that detail the payments expected under their contract terms.  Accounts receivable are customer obligations due under these contract terms.  Management reviews accounts receivable on a regular basis, based on contracted terms and how recently payments have been received, to determine if any such amounts will potentially be uncollected.  After all attempts to collect a receivable have failed, the receivable is written off.

Inventory

Inventory consists of promotional items for sale, which are stated at the lower of cost or market using the first-in, first-out method.

Property and Equipment

Property and equipment are stated at cost.  Depreciation and amortization are provided for using the straight-line method over the estimated useful lives of the assets, ranging from three to five years.

Depreciation expense recorded for the years ended December 31, 2009 and 2008 were $7,979 and $7,663 respectively.

Intellectual Property

Intellectual property consisted of trademarks licensed in the gross amount of $21,579 and $21,214 at December 31, 2009 and 2008, respectively.  Trademarks are being amortized over 10 years to 20 years. Amortization expense amounted to $1,176 and $1,170 for the years ended December 31, 2009 and 2008, respectively.

Advertising

Advertising costs are expense as incurred. Advertising expense was $0 and $1,200 for the years ended December 31, 2009 and 2008, respectively.

Development costs

The Company capitalizes costs directly related to the creation and development of intellectual properties, which is primarily comprised of characters and stories.  The Company periodically reviews the properties in development to determine whether they will ultimately be used in the production of a film.  The costs capitalized are written off if the property has not been set for production within three years from the time of the first capitalized transaction.  During the years ended December 31, 2009 and 2008, the creation and development of intellectual properties consist of time of certain employees, which could not be directly allocated to specific projects.  Therefore, no such costs were capitalized during these years.

See report of independent registered public accounting firm

POW! ENTERTAINMENT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

1.	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

As a creator of intellectual property, the majority of the Company’s business is derived from contracts with third parties providing for the development and the use of intellectual property developed by the Company.  In accounting for these contracts, the Company recognizes revenue when services are performed or respective milestones are completed.

Advances Payable

Advances payable to Silver Creek Pictures Inc., an affiliate of Disney, consists of an Overhead Allowance provided by a specific contract in which payments are made monthly to the Company to reimburse for specific overhead expenses, with exceptions.  All of these Overhead Allowance payments are applied against rights payments and compensation for Picture and Non-Picture projects.  This means that all of the Overhead Allowance amounts paid are considered advances and recoupable by the studio.  Until the revenue is earned, all of the payments are considered advances payable.

At the end of 2009, Silver Creek Pictures, Inc. amended its existing contract which gives Silver Creek a "first look" at, and equity interest in, all POW projects.  Under this five year agreement, starting January 1, 2010, this Disney affiliate obtained an equity interest in all POW projects submitted during the 5 year term and increased the amount that Silver Creek is required to pay from the rate of $550,000 per year to $2.5 million per year, which will be reduced to $1.25 million per year in the event of, and from the time of, Stan Lee's incapacitation.

Fair Value Measurements

The Company measures its financial assets and liabilities at fair value.  Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., exit price) in an orderly transaction between market participants at the measurement date.  Additionally, the Company is required to provide disclosure and categorize assets and liabilities measured at fair value into one of three different levels depending on the assumptions (i.e., inputs) used in the valuation.  Level 1 provides the most reliable measure of fair value while Level 3 generally requires significant management judgment.  Financial assets and liabilities are classified in their entirety based on the lowest level of input significant to the fair value measurement.  The fair value hierarchy is defined as follows:

Level Input:	Input Definition:

Level I	Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets at the measurement date.
Level II	Inputs, other than quoted prices included in Level I, that are observable for the asset or liability through corroboration with market data at the measurement date.
Level III	Unobservable inputs that reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date.

The following table summarizes fair value measurements by level at December 31, 2009 for assets and liabilities measured at fair value on a recurring basis:

	Level I	Level II	Level III
Cash and cash equivalents	$2,509,727	$-	$2,509,727
Letter of credit	32,544	-	32,544
Total assets	$2,542,271	$-	$2,542,271

See report of independent registered public accounting firm

POW! ENTERTAINMENT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

1.	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The carrying amount of certain financial instruments, including accounts receivable and   accounts payable, approximates fair value due to the relatively short maturity of such instruments.  The carrying amounts of the Company’s related party notes payable approximate fair value based on prevailing interest rates.

Use of Estimates

Generally accepted accounting principles require that the financial statements include estimates by management in the valuation of certain assets and liabilities at the date of the financial statements as well as the reported amount of revenue and expenses during the reporting period.
Management uses the most relevant information in making these estimates and actual results may differ from these estimates.

Income Taxes

The Company accounts for income taxes in accordance with guidance issued by the FASB. Income taxes are recognized for the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets are recognized for the future tax consequences of transactions that have been recognized in the Company's financial statements or tax returns. A valuation allowance related to a deferred tax asset is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

2.	SUBSCRIPTIONS RECEIVABLE

On July 22, 2005, a subscription for the principal amount of $1,150,000 was entered into, fully amortized with monthly payments of interest only for 18 months starting August 30, 2005 and then principal and interest payments of $12,197 monthly for an additional 10 years with the interest rate of 5% per annum.  The subscription is collateralized by a Deed of Trust granting rights to undeveloped land.

On November 15, 2005, another subscription for the principal amount of $525,000 was entered into, fully amortized over thirty years with the interest rate of 5% per annum.  The subscription is payable in equal monthly payments of $2,818.  The subscription is collateralized by a Deed of Trust granting rights to a residential property.

The payments on the subscriptions have defaulted and no accrued interest has been accounted for during 2009 or 2008 due to the uncertainty of its realization.

3.	DEFERRED COMPENSATION

Deferred compensation consists of all of the accrued but unpaid salaries of certain POW employees and unpaid legal services to an executive, which will be paid as the Company increases its cash, over time, or by obtaining financing.  Deferred compensation also includes deferred compensation (signing bonus) agreed to upon the employment of two employees and  legal counsel totaling $350,000.

Deferred compensation is comprised of the following at December 31:

	2009	2008

Signing bonus	$350,000	$350,000
Salary expense	1,351,800	1,399,400
Professional fees	1,345,417	1,345,417

	$3,047,217	$3,094,817

See report of independent registered public accounting firm

POW! ENTERTAINMENT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

4.	RELATED PARTIES NOTES PAYABLE

The Company has demand loans payable to three executives and to one unrelated party in the amounts of $850,020 and $805,126 as of December 31, 2009 and 2008, respectively, which bear interest at 5% per year.  As a condition to making the loans, the executives jointly and severally, and on a pari passu basis, seek a security interest in all of the assets of the Company, including, without limitation, all of the Company's intellectual property.  There is no specific maturity date and both the principal and the interest will be repaid on demand.  The total accrued interest as of December 31, 2009 and 2008 amounted to $142,148 and $107,255, respectively, and are included in the loan amounts above.  Subsequent to December 31, 2009, the Company repaid the loans to its three executives for a total of $818,430.

5.	CONCENTRATIONS

Customer Concentration

Three customers accounted for 86% of reported revenue for the year ended December 31, 2009, and four customers accounted for 74% of reported revenue for the year ended December 31, 2008.

6.	COMMITMENTS AND CONTINGENCIES

Operating leases

In November 2005, the Company entered into a lease agreement for a corporate office facility, which expires on November 1, 2010.  The Company holds a letter of credit in the amount of $32,544 as a security deposit and currently pays $7,119 per month in rent.  In addition, operating expenses for common areas are apportioned and included in the monthly rental payments.

Future minimum rental payments required under operating leases for 2010 total $87,869.

Total lease expense was $91,380 and $87,413 for the years ended December 31, 2009 and 2008, respectively.

Legal Matters

From time to time the Company may become involved in various legal proceedings in the normal conduct of its business.  In the opinion of management, the disposition of all such proceedings is not expected to have a material adverse effect on the Company's financial position, results of operations, or cash flows.

7.	INCOME TAXES

During 2009, the Company adopted guidance issued by the FASB that clarifies the accounting for uncertainties in income taxes recognized in an enterprise's financial statements and prescribes a recognition threshold of more likely than not and a measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In making this assessment, a company must determine whether it is more likely than not that a tax position will be sustained upon examination, based solely on the technical merits of the position and must assume that the tax position will be examined by taxing authorities. The Company’s policy is to include interest and penalties related to unrecognized tax benefits in income tax expense. Interest and penalties totaled $0 for the years ended December 31, 2009 and 2008.

See report of independent registered public accounting firm

POW! ENTERTAINMENT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

7.	INCOME TAXES (Continued)

The Company files income tax returns with the Internal Revenue Service (“IRS”) and various state jurisdictions. For jurisdictions in which tax filings are prepared, the Company is no longer subject to income tax examinations by state tax authorities for tax years through 2004 and by the IRS for tax years through 2005.  The Company’s net operating loss carryforwards are subject to IRS examination until they are fully utilized and such tax years are closed.

The Company has loss carryforward that can be used to offset a certain amount of taxable income in future years, therefore generating deferred income tax assets.  The loss carryforwards are subject to significant limitations due to changes in ownership.  The Company is currently analyzing the amounts and expiration dates of its loss carryforwards.

At December 31, 2009, based on the weight of available evidence, including cumulative losses in recent years and expectations of future taxable income, the Company determined that it was more likely than not that its deferred tax assets would not be realized. Accordingly, the Company has recorded a valuation allowance equal to 100% of its total deferred tax assets.

8.	EMPLOYEE BENEFIT PLAN

The Company maintains a 401(k) plan (the "Plan") for the benefit of all of the employees of the Company.  The Plan allows employees to defer a percentage of their annual compensation in accordance with Section 401(k) of the Internal Revenue Code. According to the provisions of the Plan, the Company may make matching contributions equal to a discretionary percentage that is to be determined by the Company.  The Company made no matching contributions during the years ended December 31, 2009 and 2008.

9.	SHAREHOLDERS’ DEFICIT

On July 3, 2008, the Company issued 1,000,000 shares of common stock to two employees as a bonus valued at $70,000.

On September 9, 2008, the Company issued 15,000 shares of common stock as payments for services rendered by an outside party valued at $1,200.

On December 31, 2009, the Company issued 13,172,153 shares of common stock at $0.189 per share for cash for a total of $2,500,000 to a company who is an affiliate of Disney and is also related to the customer from whom the Company generated revenues totaling $25,000 for the year ended December 31, 2009. The Company incurred a fee of $250,000 in connection with this transaction.

10.	SUBSEQUENT EVENTS

The Company has evaluated events occurring after the date of the accompanying balance sheets through July 12, 2010, the date the financial statements were available to be issued. The Company did not identify any material subsequent events that require adjustment to or disclosure in the accompanying financial statements.

See report of independent registered public accounting firm

POW! ENTERTAINMENT, INC.
CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30, 2010 AND 2009
(UNAUDITED)

	2010	2009
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$885,590	$298,423
Letter of credit	32,544	32,544
Accounts receivable, net of allowance for doubtful accounts of $0 and $0 at September 30, 2010 and 2009, respectively	52,773	62,763
Other receivables	1,616	327
Prepaid expenses	138,618	4,964
Inventory	7,144	7,144

TOTAL CURRENT ASSETS	1,118,285	406,165

PROPERTY AND EQUIPMENT
Computer equipment	26,207	17,124
Furniture	10,311	10,311
Office equipment	10,143	8,661
Software	5,301	5,301
	51,962	41,397
Less: Accumulated depreciation	(44,038)	(35,739)
NET PROPERTY AND EQUIPMENT	7,924	5,658

INTANGIBLE AND OTHER ASSETS
Trademarks, net	19,107	19,833
Deposits	2,192	152

TOTAL ASSETS	$1,147,508	$431,808

LIABILITIES AND SHAREHOLDERS' DEFICIT

CURRENT LIABILITIES
Accounts payable and accrued expenses	$123,685	$202,687
Advances payable	2,013,333	1,313,333
Accrued commission	125,000	-
Deferred compensation	2,290,417	3,062,217
Loans payable	-	805,126

TOTAL CURRENT LIABILITIES	4,552,435	5,383,363

COMMITMENT AND CONTINGENCIES, note 6

SHAREHOLDERS' DEFICIT
Common shares, $0.001 par value. 250,000,000 shares authorized, 131,721,534 and 118,549,381 shares issued and outstanding at September 30, 2010 and 2009	131,722	118,550
Additional paid in capital	9,329,965	6,780,105
Subscription receivable, net, note 2	(1,041,952)	(1,044,908)
Accumulated deficit	(11,824,662)	(10,805,302)

TOTAL SHAREHOLDERS' DEFICIT	(3,404,927)	(4,951,555)

TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT	$1,147,508	$431,808

POW! ENTERTAINMENT, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009
(Unaudited)

	2010	2009

REVENUES
Revenue	$1,503,194	$103,070

OPERATING COSTS AND EXPENSES
Wages and benefits	1,321,141	591,842
Rent and office	101,776	77,427
Stock Compensation	313,032	0
Travel and marketing	117,533	52,074
Commission	84,583	9,065
Insurance	12,311	7,805
Depreciation and amortization	7,794	7,775
Telephone and communications	19,799	12,180
Professional fees	193,080	3,471
Repairs and maintenance	1,362	1,333
Office and miscellaneous	40,331	24,537

TOTAL OPERATING COSTS AND EXPENSES	2,212,742	787,509

LOSS FROM OPERATIONS	(709,548)	(684,439)

OTHER INCOME AND EXPENSES
Interest income	4,765	23
Interest expense	(806)	(27,700)
Income from life insurance buyout	-	820,512
Income from legal settlement	-	25,000

LOSS BEFORE TAXES	(705,589)	133,396

Income taxes	(7,180)	(9,856)

NET INCOME (LOSS)	$(712,769)	$123,540

Earnings per share:
Loss per share from continuing operations, basic and diluted	$(0.01)	$0.00
Weighted average shares outstanding, basic and diluted	131,721,534	118,549,381

POW! ENTERTAINMENT, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009
(UNAUDITED)

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(712,769)	$123,540
Adjustments to reconcile net income (loss) to net cash provided by (used) in operating activities:
Depreciation and amortization	7,794	7,775
Stock based compensation	313,032	-
Change in assets and liabilities:
Accounts receivable	4,088	(19,463)
Prepaid expenses	(136,536)	(2,899)
Other assets	(194)	(327)
Deposits	460	2,500
Accounts payable and accrued expenses	(61,721)	(83,891)
Advances payable	700,000	291,667
Accrued commission	(125,000)	-
Deferred compensation	(756,800)	(32,600)

NET CASH PROVIDED BY (USED) IN OPERATING ACTIVITIES	(767,646)	286,302

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(9,959)	(1,841)

NET CASH USED IN INVESTING ACTIVITIES	(9,959)	(1,841)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of loans payable	(850,020)	-
Interest from subscriptions receivable	532	-
Proceeds from subscriptions receivable	2,956	-

NET CASH USED IN FINANCING ACTIVITIES	(846,532)	-

NET INCREASE (DECREASE) IN CASH	(1,624,137)	284,461

Cash and cash equivalents at beginning of year	2,509,727	13,962

Cash and cash equivalents at end of the period	$885,590	$298,423

Supplemental disclosures of cash flow information:
Income taxes paid in cash	$7,180	$9,856
Interest paid in cash, accumuluated since 2003	$135,559	$-

POW! ENTERTAINMENT, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIT
SEPTEMBER 30, 2010
(UNAUDITED)

	Common Stock		Additional Paid-in Capital	Subscription Receivable	Accumulated Deficit	Total
	Shares	Amount

Balance, December 31, 2008	118,549,381	$118,550	$6,780,105	$(1,044,908)	$(10,928,842)	$(5,075,095)
Net income	-	-	-	-	123,540	123,540
Balance September 30, 2009	118,549,381	118,550	6,780,105	(1,044,908)	(10,805,302)	(4,951,555)
Issuance of common stock	13,172,153	13,172	2,236,828	-	-	2,250,000
Net loss	-	-	-	-	(307,122)	(307,122)
Balance, December 31, 2009	131,721,534	$131,722	$9,016,933	$(1,044,908)	$(11,112,424)	$(3,008,677)
Proceeds from subscriptions receivable	-	-	-	2,956	531	3,487
Issuance of stock warrants			313,032			313,032
Net loss	-	-	-	-	(712,769)	(712,769)
Balance September 30, 2010	131,721,534	$131,722	$9,329,965	$(1,041,952)	$(11,824,662)	$(3,404,927)

POW! ENTERTAINMENT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010 AND 2009

1.	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity and Organization

The Company is a Delaware corporation, incorporated on August 17, 1998.

POW! Entertainment, Inc. ("POW", "Company") has a wholly owned operating subsidiary called POW! Entertainment, LLC ("POW LLC").  POW LLC, a Delaware Limited Liability Company, was formed on November 8, 2001 and registered to do business in California.  POW LLC is the operating company and, with Stan Lee as the Founder, Chairman and Chief Creative Officer, in the business of creating and licensing intellectual property as franchises for the entertainment business, including feature films, both live action and animation, television programming, video games, merchandising and related ancillary markets.

POW LLC has a wholly owned subsidiary called QED Productions, LLC that has acquired the right to license some of its intellectual property and creative assets created under Mr. Lee at Stan Lee Media, Inc. ("SLM") subject to payment of a percentage of remuneration to the bankrupt estate of Stan Lee Media.  POW was not required to pay any up-front cash consideration, but agreed to give SLM a participation in any revenues realized from the licensing of these SLM assets, which can range from a high of 40% to a low of 12%.  The intellectual property is recorded at its cost of $0.

Basis of Presentation

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. This basis of accounting contemplates the recovery of the Company's assets and the satisfaction of its liabilities in the normal course of conducting its business. In the opinion of management, the accompanying unaudited financial statements reflect all adjustments, which are of normal recurring nature, necessary for a fair presentation of the results for the period presented. The Company's ability to continue as a going concern is dependent upon various factors including, among others, its ability to reduce its operating losses and negative cash flows, and obtain financing.

The Company raised $2,500,000 through the sale of common stock in December 2009. The Company believes it has sufficient cash on hand to support its operations for at least the next twelve months.  Also, as described under Related Party below, Silver Creek is expected to make monthly payments totaling $2.5 million per year for the next five years.  Accordingly, the financial statements do not include any adjustments to reflect the possible future effects on the recoverability or classification of assets and liabilities that may result from the outcome of this uncertainty.

Principles of Consolidation

The consolidated financial statements of the Company include the accounts of POW LLC, the operating company, and Pharmelle, Inc. (an inactive Delaware corporation).  POW LLC owns 100% of QED, LLC and PFD, LLC, which is also an inactive Delaware Company.  All significant intercompany balances and transactions have been eliminated.

Cash and Cash Equivalents

Cash and cash equivalents include cash, certificates of deposit, and liquid investments with original maturities of three months or less.

Fair Value Measurement

The carrying amount of certain financial instruments, including accounts receivable and   accounts payable, approximates fair value due to the relatively short maturity of such instruments.  The carrying amounts of the Company’s related party notes payable approximate fair value based on prevailing interest rates.

POW! ENTERTAINMENT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010 AND 2009

1.	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts Receivable

The Company extends credit to its customers.  These customers have specific contracts that detail the payments expected under their contract terms.  Accounts receivable are customer obligations due under these contract terms.  Management reviews accounts receivable on a regular basis, based on contracted terms and how recently payments have been received, to determine if any such amounts will potentially be uncollected.  After all attempts to collect a receivable have failed, the receivable is written off.

Inventory

Inventory consists of promotional items for sale, which are stated at the lower of cost or market using the first-in, first-out method.

Property and Equipment

Property and equipment are stated at cost.  Depreciation and amortization are provided for using the straight-line method over the estimated useful lives of the assets, ranging from three to five years.

Depreciation expense recorded for the nine months ended September 30, 2010 and 2009 were $7,794 and $7,775 respectively.

Intellectual Property

Intellectual property consisted of trademarks licensed in the net amount of $19,107 and $19,833 at September 30, 2010 and 2009, respectively.  Trademarks are being amortized over 10 years to 20 years.

Advertising

Advertising costs are expense as incurred. Advertising expense was $1,500 and $0 for the nine months ended September 30, 2010 and 2009, respectively.

Development costs

The Company capitalizes costs directly related to the creation and development of intellectual properties, which is primarily comprised of characters and stories.  The Company periodically reviews the properties in development to determine whether they will ultimately be used in the production of a film.  The costs capitalized are written off if the property has not been set for production within three years from the time of the first capitalized transaction.  During the nine months ended September 30, 2010 and 2009, the creation and development of intellectual properties consist of time of certain employees, which could not be directly allocated to specific projects.  Therefore, no such costs were capitalized during these periods.

Revenue Recognition

As a creator of intellectual property, the majority of the Company’s business is derived from contracts with third parties providing for the development and the use of intellectual property developed by the Company.  In accounting for these contracts, the Company recognizes revenue when services are performed or respective milestones are completed.

POW! ENTERTAINMENT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010 AND 2009

1.	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Basis of Computation for Earnings (Loss) per Share

The September 30, 2010 basic earnings per share are calculated by dividing the loss attributable to equity holders of the Company by the weighted average number of shares outstanding during the period. The diluted earnings per share are the same as basic earnings per share as the 1,300,000 warrants outstanding that were granted on March 15, 2010 and the 800,000 warrants outstanding that were granted on September 9, 2010 would have an anti-dilutive effect.

Advances Payable

Advances payable to Silver Creek Pictures Inc., an affiliate of Disney, consists of an Overhead Allowance provided by a specific contract in which payments are made monthly to the Company to reimburse for specific overhead expenses, with exceptions.  All of these Overhead Allowance payments are applied against rights payments and compensation for Picture and Non-Picture projects.  This means that all of the Overhead Allowance amounts paid are considered advances and recoupable by the studio.  Until the revenue is earned, all of the payments are considered advances payable.  The advances total $550,000 per year through 2014.

Use of Estimates

Generally accepted accounting principles require that the financial statements include estimates by management in the valuation of certain assets and liabilities at the date of the financial statements as well as the reported amount of revenue and expenses during the reporting period.
Management uses the most relevant information in making these estimates and actual results may differ from these estimates.

Income Taxes

The Company accounts for income taxes in accordance with guidance issued by the FASB. Income taxes are recognized for the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets are recognized for the future tax consequences of transactions that have been recognized in the Company's financial statements or tax returns. A valuation allowance related to a deferred tax asset is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

2.	SUBSCRIPTIONS RECEIVABLE

On July 22, 2005, a subscription for the principal amount of $1,150,000 was entered into, fully amortized with monthly payments of interest only for 18 months starting August 30, 2005 and then principal and interest payments of $12,197 monthly for an additional 10 years with the interest rate of 5% per annum.  The subscription is collateralized by a Deed of Trust granting rights to undeveloped land.

On November 15, 2005, another subscription for the principal amount of $525,000 was entered into, fully amortized over thirty years with the interest rate of 5% per annum.  The subscription is payable in equal monthly payments of $2,818.  The subscription is collateralized by a Deed of Trust granting rights to a residential property.

The payments on the subscriptions have defaulted and no accrued interest has been accounted for during the periods to September 30, 2010 or 2009 due to the uncertainty of its realization. There is currently a renegotiation for the November 15, 2005 subscription receivable and three payments of $2,818 have been received during 2010.

POW! ENTERTAINMENT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010 AND 2009

3.	DEFERRED COMPENSATION

Deferred compensation consists of all of the accrued but unpaid salaries of certain POW employees and executives, which will be paid as the Company increases its cash, over time, or by obtaining financing.  Deferred compensation also includes deferred compensation (signing bonus) agreed to upon the employment of two employees and executives totaling $350,000. Portions of the deferred compensation were paid during January 2010.

4.	RELATED PARTIES

The Company has demand loans payable to three executives and to one unrelated party in the amounts of $0 and $805,126 as of September 30, 2010 and 2009, respectively, which incurred interest at 5% per year.  As a condition to making the loans, the executives jointly and severally, and on a pari passu basis, had a security interest in all of the assets of the Company, including, without limitation, all of the Company's intellectual property.  There was no specific maturity date and both the principal and the interest were to be repaid on demand.  The total accrued interest as of September 30, 2010 and 2009 amounted to $0 and $142,148, respectively, and are included in the loan amounts above.  During January 2010, the Company repaid the loans to its three executives for a total of $818,430.

At the end of 2009, Silver Creek Pictures, Inc., an affiliate of Disney, the affiliate of a minority shareholder of the Company, amended its existing contract which gives Silver Creek a "first look" at, and equity interest in, all POW projects.  Under this five year agreement, starting January 1, 2010, this Disney affiliate obtained an interest in all POW projects submitted during the 5 year term and increased the amount that Silver Creek is required to pay from the rate of $550,000 per year to $2.5 million per year, which will be reduced to $1.25 million per year in the event of, and from the time of, Stan Lee's incapacitation.  The amount of $550,000 of the $2.5 million is under the form of advances, which are recoupable by the studio.  The Company is obligated to pay a commission to an unrelated party at 10% of $1.25 million per year.

In addition, any properties that Silver Creek rejects or accepts and subsequently abandons may be offered by the Company elsewhere subject to participation by Silver Creek.  Depending on the nature of the project so offered to a third party and the time when such project was originally offered to Silver Creek, Silver Creek is entitled to either up to $100,000 per project, or the assignment of 50% or 25% of the Company’s compensation from the third-party producer.

5.	CONCENTRATIONS

Concentration of Credit Risk

The Company maintains multiple checking accounts at one financial institution.  These accounts are insured by the Federal Deposit Insurance Corporation (“FDIC”) for up to $250,000 as of the end of the period.  At September 30, 2010, the Company had uninsured cash deposits of approximately $530,000.  The Company has not experienced any losses in such accounts and management believes it has placed its cash on deposit with financial institutions that are financially stable.

Customer Concentration

One customer accounted for 97% of reported revenue for the nine months ended September 30, 2010, and three customers accounted for 84% of reported revenue for nine months ended September 30, 2009.

Accounts receivable from one customer represented 66% and 56% of total accounts receivable at September 30, 2010 and 2009, respectively.

POW! ENTERTAINMENT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010 AND 2009

6.	COMMITMENTS AND CONTINGENCIES

Operating Leases

In November 2005, the Company entered into a lease agreement for a corporate office facility, which expires on January 30, 2011.  The Company holds a letter of credit in the amount of $32,544 as a security deposit and currently pays $7,119 per month in rent.  In addition, operating expenses for common areas are apportioned and included in the monthly rental payments.

Future minimum rental payments required under operating leases for three months to the end of 2010 total $22,997. There will also be approximately $7,666 of rental payment payable during 2011 on the remaining term of the lease.

Total lease expense was $68,781 and $68,877 for the nine months ended September 30, 2010 and 2009, respectively.

Legal Matters

From time to time the Company may become involved in various legal proceedings in the normal conduct of its business.  In the opinion of management, the disposition of all such proceedings is not expected to have a material adverse effect on the Company's financial position, results of operations, or cash flows.

7.	INCOME TAXES

During 2009, the Company adopted guidance issued by the FASB that clarifies the accounting for uncertainties in income taxes recognized in an enterprise's financial statements and prescribes a recognition threshold of more likely than not and a measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In making this assessment, a company must determine whether it is more likely than not that a tax position will be sustained upon examination, based solely on the technical merits of the position and must assume that the tax position will be examined by taxing authorities. The Company’s policy is to include interest and penalties related to unrecognized tax benefits in income tax expense. Interest and penalties totaled $0 for the nine months ended September 30, 2010 and 2009.

The Company files income tax returns with the Internal Revenue Service (“IRS”) and various state jurisdictions. For jurisdictions in which tax filings are prepared, the Company is no longer subject to income tax examinations by state tax authorities for tax years through 2004 and by the IRS for tax years through 2005.  The Company’s net operating loss carryforwards are subject to IRS examination until they are fully utilized and such tax years are closed.

The Company has loss carryforward that can be used to offset a certain amount of taxable income in future years, therefore generating deferred income tax assets.  The loss carryforwards are subject to significant limitations due to changes in ownership.  The Company is currently analyzing the amounts and expiration dates of its loss carryforwards.

At September 30, 2010, based on the weight of available evidence, including cumulative losses in recent years and expectations of future taxable income, the Company determined that it was more likely than not that its deferred tax assets would not be realized. Accordingly, the Company has recorded a valuation allowance equal to 100% of its total deferred tax assets.

POW! ENTERTAINMENT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010 AND 2009

8.	RECENTLY ISSUED ACCOUNTING STANDARDS

In September 2009, the FASB issued ASU 2009-13, "Revenue Arrangements with Multiple Deliverables" ("EITF 08-1"). ASU 2009-13 amends EITF 00-21, "Revenue Arrangements with Multiple Deliverables", to require an entity to use an estimated selling price when vendor-specific objective evidence or acceptable third-party evidence does not exist for any products or services included in a multiple element arrangement. The arrangement consideration should be allocated among the products and services based upon their relative selling prices, thus eliminating the use of the residual method of allocation. ASU 200913 also requires expanded qualitative and quantitative disclosures regarding significant judgments made and changes in applying the guidance. ASU 2009-13 applies to fiscal years beginning after June 15, 2010, with early application permitted. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

9.	EMPLOYEE BENEFIT PLAN

The Company maintains a 401(k) plan (the "Plan") for the benefit of all of the employees of the Company. The Plan allows employees to defer a percentage of their annual compensation in accordance with Section 401(k) of the Internal Revenue Code. According to the provisions of the Plan, the Company may make matching contributions equal to a discretionary percentage that is to be determined by the Company. The Company made no matching contributions during the nine months ended September 30, 2010 and 2009.

10.	WARRANTS

On March 15, 2010, the Company agreed to grant a total of 1,300,000 warrants to purchase common stock to two of its executives, 650,000 shares each. The warrants vested immediately and exercisable for five years from the date of issuance, at a strike price of $.40 per share. The warrants were issued in conjunction with Deferred Compensation Agreements entered into which limits payment of the outstanding deferred compensation to the two executives. These warrants have an anti-dilution clause, whereas the exercise price can be adjusted downward in the event of equity raised at a price lower than $0.40 per share . The Company recorded a non-cash, one-time charge of $313,032 as a share-based compensation expense at the time of issuance.

On September 9, 2010, the Company agreed to grant a total of 800,000 warrants to purchase common stock to its investor relations advisor at strike price of $0.14 per share. These warrants vest over a 12 month period, and mature in September 2015. On November 18, 2010, the agreement was amended to increase the number of warrants to 830,000 shares at a strike price of $0.1905.

11.	SUBSEQUENT EVENT

December 2, 2010, the Company issued warrants to purchase 350,000 shares of common stock at $.1905 per share in lieu of the remainder balance of accrued commission of $125,000.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

POW! Entertainment, Inc.

Date: December 9, 2010	By:	/s/ Gill Champion